Form 10-K, Exhibit 13
period 1996-06-30
FIRST HOME BANCORP INC \NJ\
filed 1997-03-28
CIK 1009195

First Home Bancorp Inc.
Corporate Profile
--------------------------------------------------------------------------------



         First Home Bancorp Inc. (the Company) is a New Jersey corporation and a unitary savings and loan holding company registered under the Home Owners' Loan Act, as amended. The Company is the parent holding company of First Home Savings Bank, F.S.B. (the Bank), a federally chartered savings bank. The Company was organized for the purpose of acquiring all of the capital stock of the Bank in connection with the reorganization of the Bank into the holding company form of ownership. Each outstanding share of common stock of the Bank was converted into one share of common stock of the Company. The reorganization was consummated on May 31, 1996.

         The Bank operates eight offices in southern New Jersey and two offices in New Castle County, Delaware. The Bank was chartered in 1911 for the purpose of attracting retail savings deposits to provide mortgage funds for the community. The Bank is a full service bank offering a broad range of financial products and services to depositors and borrowers.

         The Company's common stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the trading symbol "FSPG." The newspaper abbreviation is FstHomeBcp.


CONTENTS

Report to Shareholders                                                      1

Market and Selected Quarterly Information                                   2

Five Year Consolidated Financial Summary                                    3

Management's Discussion and Analysis                                        5

Consolidated Statements of Financial Condition                             14

Consolidated Statements of Income                                          15

Consolidated Statements of Shareholders' Equity                            16

Consolidated Statements of Cash Flows                                      17

Notes to Consolidated Financial Statements                                 19

Report of Independent Public Accountants                                   43

Corporate Information                                                      44

First Home Bancorp Inc.
Report to Shareholders
--------------------------------------------------------------------------------



         The savings and loan industry experienced a number of changes in 1996, the long-term effect of which could be viewed as positive. In 1996 the industry contributed almost six billion dollars to fully fund the Savings Association Insurance Fund (SAIF). The industry also received a measure of relief with respect to the onerous tax requirement which may cause certain thrifts to recapture all or a portion of their bad debt reserves in the event of a charter change. These changes generally level the competitive playing field among thrifts and other insured financial institutions and should allow many financial institutions increased flexibility to choose the charter through which they wish to operate.

         The short-term effect of the SAIF recapitalization payment was a direct charge to current earnings. The Company's charge amounted to approximately $1.6 million. Despite this one-time charge, the Company recorded outstanding earnings for 1996 of $4.29 million, or $1.57 per share, which included a recovery of a $732,000 valuation allowance on a deferred tax asset. Overall for 1996 the Company achieved a 13.77% return on shareholders' equity. By comparison, publicly-traded thrifts as a whole achieved a median return on equity of 5.19%. Excluding the effects of non-recurring items, earnings for 1996 would have been $1.67 per share compared to $1.55 per share for the prior year.

         The Company ended 1996 with assets of $498.4 million, an increase of $45 million over the prior year. As a result of this 10% increase in assets, net interest income increased $1.57 million or over 11.5%. Despite the $45 million asset growth, the ratio of general and administrative expenses to average assets increased a modest four basis points to 1.83%, still considerably lower than most in the industry.

         The Company continues to meet the challenge to improve the delivery of products and services to its growing list of customers. In 1996 the Company initiated "Homeline," a telephone banking service. "Homeline" allows direct access to accounts for funds transfer, account balance information and individual check reconciliation. This product is currently handling approximately 8,500 phone calls and processing about 17,000 transactions a month. In addition to "Homeline," the Company added business development officers to supplement the mortgage, consumer, commercial loan and new product sales activity. Marketing efforts were stepped up with emphasis on name recognition and market share. On a scheduled basis, retail offices are being upgraded and reconfigured to provide a more attractive and improved banking environment. As a result of the Company's increased marketing effort, loan originations increased 35.1% in 1996 compared to the prior year. Additionally approximately 1,800 new consumer and commercial checking accounts were opened during the year.

         On January 7, 1997, the Company declared a four-for-three stock split to holders on January 22, 1997. The cash dividend on the split shares was set at $.10 per share, an increase in the payout of 11.11%. This makes the fourth stock split and the seventh time dividends have been increased since the Bank went public in 1987. As a result of the stock splits, investors who purchased 100 shares of stock on the initial offering date of April 15, 1987 at the offering price of $9.00 currently own 316 shares of stock at a cost of $2.85 per share.

         The Board of Directors and Management recognize the need to continually address the strategic direction of the Company in order to provide the best products and services to our customers and our communities while at the same time delivering strong earnings to our shareholders. As always, we will strive to maintain a high level of earnings and create the greatest value for you our shareholders.

                                                   Sincerely,





                                                   Stephen D. Miller
                                                   Chairman, President and
                                                   Chief Executive Officer

First Home Bancorp Inc.
Market and Selected Quarterly Information
--------------------------------------------------------------------------------



Market and Selected Quarterly Information (unaudited)

         The Company's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol: "FSPG."

         The following table sets forth, for the periods indicated, unaudited quarterly results of operations, high and low sales prices per share of the Company's common stock on the Nasdaq National Market tier of the Nasdaq Stock Market and dividends per share. The sales price data was obtained from Nasdaq monthly statistical reports. The earnings per share, dividends per share and quarterly sales price data have been adjusted for stock splits.

         The amount of cash dividends that the Company may declare and pay are subject to certain regulatory restrictions. See Note 20 of the accompanying consolidated financial statements.

         As of March 14, 1997, the Company's outstanding common stock was held of record by approximately 1,015 shareholders. This estimate does not include an indeterminate number of shareholders whose shares are held by brokers in "street name."



                                  First Quarter        Second Quarter         Third Quarter        Fourth Quarter
                                 ---------------------------------------------------------------------------------

(In thousands,
except per share data           1996       1995       1996       1995       1996       1995       1996       1995
   and quarterly sales prices)
------------------------------------------------------------------------------------------------------------------
Interest income                $8,833     $7,508     $9,029    $8,023      $9,195     $8,370     $9,393     $8,588
Net interest income             3,732      3,335      3,774     3,365       3,797      3,376      3,783      3,441
Net income                      1,165      1,433      1,110     1,142         864      1,027      1,146      1,109
Per share data:
   Net income                     .43        .53        .41       .42         .31        .38        .42        .41
   Dividends declared             .09        .09        .09       .09         .09        .09        .10        .09
Quarterly sales prices:
   High                         14.06      10.88      14.06     11.06       14.06      12.94      14.63      14.25
   Low                          13.13      10.13      13.31     10.31       13.31      10.50      13.50      12.75


First Home Bancorp Inc.
Five Year Consolidated Financial Summary
--------------------------------------------------------------------------------


(In thousands, except per share data)                                         At or for the year ended December 31,
                                                           1996          1995        1994         1993         1992
-------------------------------------------------------------------------------------------------------------------


FINANCIAL CONDITION INFORMATION
-------------------------------------------------------------------------------------------------------------------


Total assets (1)                                       $498,399      $453,039    $388,621     $351,600     $315,211
Loans receivable                                        258,909       255,217     240,168      216,044      180,619
Mortgage-backed securities                              188,607       146,760      94,333       95,979       88,369
Investment securities                                    27,356        29,304      35,019       19,170       27,436
Deposits                                                290,298       270,176     239,108      227,327      233,446
FHLB and other borrowed funds                           173,148       150,126     123,633       98,331       59,866
Total shareholders' equity (2)                           32,645        30,103      23,075       23,097       18,840
Book value per share (3)                                  12.05         11.12        8.58         8.86         7.27

-------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT INFORMATION
-------------------------------------------------------------------------------------------------------------------


Total interest income                                   $36,450       $32,489     $26,775      $24,570      $21,695
Total interest expense                                   21,364        18,972      13,901       12,152       11,864
                                                        -------       -------     -------      -------      -------
Net interest income                                      15,086        13,517      12,874       12,418        9,831
Provision for credit losses                                 400           600         550          700          717
                                                        -------       -------     -------      -------      -------
Net interest income after provision
   for credit losses                                     14,686        12,917      12,324       11,718        9,114
Other income                                              1,387         2,307       1,240        1,784          984
SAIF recapitalization assessment                          1,564           ---         ---          ---          ---
Other expenses                                            9,189         7,853       6,866        7,020        6,021
                                                        -------       -------     -------      -------      -------
Income before income taxes                                5,320         7,371       6,698        6,482        4,077
Income taxes                                              1,035         2,660       2,495        2,426        1,599
                                                        -------       -------     -------      -------      -------
Net income before cumulative effect of
   a change in accounting principle                       4,285         4,711       4,203        4,056        2,478
Cumulative effect of a change in
   accounting principle                                     ---           ---         ---          543          ---
                                                        -------       -------     -------      -------      -------
Net income                                              $ 4,285       $ 4,711     $ 4,203      $ 4,599      $ 2,478
                                                        =======       =======     =======      =======      =======
Earnings per share:
Income before cumulative effect of
   a change in accounting principle                     $  1.57       $  1.74     $  1.56      $  1.56      $   .95
Cumulative effect of a change in
   accounting principle                                     ---          ---         ---           .21          ---
                                                        -------       -------     -------      -------      -------
Primary net income per share (3)                        $  1.57       $  1.74     $  1.56      $  1.77      $   .95
                                                        =======       =======     =======      =======      =======

Dividends per share (3)                                 $   .37       $   .36     $   .32      $   .24      $   .17
                                                        =======       =======     =======      =======      =======


First Home Bancorp Inc.
Five Year Consolidated Financial Summary
--------------------------------------------------------------------------------


                                                                             At or for the year ended December 31,
                                                          1996         1995         1994         1993        1992
-------------------------------------------------------------------------------------------------------------------


SELECTED OTHER DATA (4)
-------------------------------------------------------------------------------------------------------------------

Return on average assets before cumulative
   effect of a change in accounting principle             .90%        1.11%        1.12%        1.23%        .95%
Return on average assets after cumulative
   effect of a change in accounting principle             .90%        1.11%        1.12%        1.40%        .95%
Return on average equity before cumulative
   effect of a change in accounting principle           13.77%       17.52%       17.79%       19.05%      13.91%
Return on average equity after cumulative
   effect of a change in accounting principle           13.77%       17.52%       17.79%       21.60%      13.91%
Dividend payout ratio                                   23.57%       20.69%       20.35%       13.63%      18.08%
Average shareholders' equity to average assets           6.52%        6.34%        6.31%        6.47%       6.85%
Capital ratios:
   GAAP                                                  6.43%        6.64%        5.94%        6.56%       5.98%
   Tangible and core (2)                                 6.45%        6.47%        6.69%        6.49%       5.94%
   Risk-based (2)                                       16.84%       15.68%       15.65%       14.92%      13.72%
Average interest rate spread                             3.06%        3.09%        3.42%        3.80%       3.84%
Net yield on average interest-earning assets             3.26%        3.29%        3.56%        3.94%       3.99%
Ratio of average interest-earning assets
   to average interest-bearing liabilities             104.36%      104.22%      103.61%      103.58%     103.02%
General and administrative expense
   to average assets                                     1.83%        1.79%        1.75%        1.94%       2.09%
Asset quality ratios:
   Non-performing loans to total loans                   1.22%        1.13%        1.64%        1.07%       1.23%
   Non-performing assets to total assets                  .83%         .75%        1.25%        1.26%       1.83%
   Allowance for possible credit losses to
      non-performing loans                             117.04%      121.94%       84.30%      114.09%      93.94%
   Allowance for possible credit losses to
      non-performing assets                             90.38%      104.52%       68.02%       60.01%      35.81%
Full service banking offices at end of period           10            10            8            8           6

--------------------------------------------


(1) On January 23, 1995, two retail-banking offices located in Elmer and Newfield, New Jersey were acquired and, in connection therewith, assumed deposits of $15.9 million. On June 25, 1993, White Eagle Federal Savings Bank was acquired in a merger transaction accounted for as a pooling-of-interests. On July 1, 1992, approximately $80 million in assets and liabilities of Fidelity Mutual were acquired in a transaction accounted for as a purchase.

(2) The Bank exceeds all required regulatory capital requirements. For additional information see Note 16 of the Company's accompanying consolidated financial statements.

(3) The Company's book value, earnings per share and dividends per share have been adjusted to give effect to four-for-three stock splits effected in January 1992, February 1993, February 1994 and February 1997.

(4)   Based on monthly data when averages are indicated.

First Home Bancorp Inc.
Management's Discussion and Analysis
--------------------------------------------------------------------------------

OVERVIEW

         Two significant events occurred during 1996. The first was the formation of the holding company which could increase the Company's ability to expand in the future. The second was the resolution of the disparity between the federal insurance premiums paid by Bank Insurance Fund (BIF) insured and SAIF insured financial institutions. While payment of the special assessment to fully capitalize the SAIF fund had a negative affect on earnings, the Company should benefit from future reduced federal insurance premiums.

         The growth in net interest income continued with an increase to $15.1 million in 1996 from $13.5 million in 1995. Increases in interest earning assets offset the decline in the Company's net interest rate spread to 3.06% in 1996 from 3.09% in 1995.

         Net income before taxes, excluding non-recurring items of $1.6 million in 1996 attributable to the SAIF recapitalization assessment and $807,000 in 1995 attributable to a $672,000 recovery from an insurance carrier and $135,000 in interest on a tax refund, increased to $6.9 million in 1996 from $6.6 million in 1995.

GENERAL

         The Company is the sole shareholder of the Bank and the Bank represents substantially all of the Company's consolidated assets and liabilities at December 31, 1996. Substantially all of the Company's consolidated revenues are derived from the operations of the Bank. The Bank's business is that of a financial intermediary and consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make mortgage and other loans. The Bank provides consumer banking services in eight retail banking offices in New Jersey and two retail banking offices in Delaware. The Bank is subject to significant competition from other financial institutions, and is also subject to regulation and examination by the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation
(FDIC).

         The Company's earnings are primarily dependent upon net interest income. Net interest income is obtained from interest earned on loans and investments less interest paid on deposits and borrowings. In addition to net interest income, the Company derives other income from loan servicing fees, fees related to deposit services, and other banking related fees and charges. Major expenses, in addition to interest expense, consist primarily of salaries and employee benefits, occupancy and equipment expenses, provision for credit losses, deposit insurance premiums, and other operating expenses. Earnings are also affected by gains and losses related to mortgage-banking activity and investments held for trading. Funds for lending and investment are obtained from deposit gathering at branch locations, investment and loan repayments, proceeds from loan sales, borrowings, and cash flows from operations.

         Net interest income is affected by interest rate movements, general economic conditions, and the competition for funds and loans. Lending activities are influenced by a number of factors including the overall level of interest rates, the market demand for housing, conditions in the construction industry and the availability of funds. Availability of funds is affected by loan repayments, loan sales, borrowing capacity and deposit gathering ability.

         The year 1996 was volatile in terms of interest rates. During the first quarter of the year, interest rates increased sharply in the three year to thirty year sector of the treasury yield curve. These rates continued to climb during the second quarter of 1996. In the third quarter interest rates stabilized and finally during the fourth quarter those rates declined slightly. The yield on interest-earning assets decreased slightly to 7.88% for the year ended December 31, 1996 from 7.90% for the year ended December 31, 1995. The cost of interest-bearing liabilities increased minimally to 4.82% for the year ended December 31, 1996 from 4.81% for the year ended December 31, 1995.

First Home Bancorp Inc.
Management's Discussion and Analysis
--------------------------------------------------------------------------------

         The following table sets forth for the periods indicated, information regarding: (1) the yield on interest-earning assets and cost of interest-bearing liabilities as of December 31, 1996; (2) the average balance of interest-earning assets and the resultant interest income and average yields; (3) the total dollar amount of interest-bearing liabilities (which include $7.6 million, $7.0 million, and $5.2 million of non-interest bearing deposits at December 31, 1996, 1995 and 1994, respectively) and the resultant interest expense and average costs; (4) the net interest income; (5) interest rate spread; (6) the net yield earned on weighted average interest-earning assets; and (7) the ratio of average interest-earning assets to average interest-bearing liabilities. Average balances are calculated on a month-end basis for each of the years indicated. The table is not presented on a tax equivalent basis because the Company's investment in tax-free obligations is insignificant.

                                                                            Year Ended December 31,
                                                          1996                        1995                        1994
                                             ---------------------------   -------------------------   ----------------------------

                                                                    (dollars in thousands)

                                    As of                         Average            Average                               Average
                                   Dec. 31,   Average             Yield/    Average   Yield/           Average              Yield/
                                     1996     Balance   Interest   Rate     Balance   Interest  Rate   Balance   Interest    Rate
                                     ----     -------   --------   ----     -------   --------  ----   -------   --------    ----
Interest-earning assets:
   Loans (1)                        8.37%    $257,161    $21,712   8.44%   $244,900   $20,490   8.37%  $227,611   $17,985    7.90%
   Mortgage-backed securities       7.31      171,937     12,448   7.24     128,805     9,435   7.32     94,251     6,257    6.64
   Other (2)                        6.58       33,628      2,290   6.81      37,393     2,564   6.86     39,369     2,533    6.43
          `                         ----     --------    -------   ----    --------   -------   ----   --------   -------    ----
Total interest-earning assets       7.83      462,726     36,450   7.88     411,098    32,489   7.90    361,231    26,775    7.41
          `                         ----     --------    -------   ----    --------   -------   ----   --------   -------    ----
Non interest-earning assets                    14,326                        12,995                      13,409
                                             --------                      --------                    --------
Total assets                                 $477,052                      $424,093                    $374,640
                                             ========                      ========                    ========
Interest-bearing liabilities:
   Deposits                         4.37     $278,420     12,121   4.35    $262,095    11,179  4.27    $234,626     8,355    3.56
   Borrowings                       5.80      164,955      9,243   5.60     132,360     7,793  5.89     114,015     5,546    4.86
          `                         ----     --------    -------   ----    --------   -------   ----   --------   -------    ----
Total int.-bearing liabilities      4.90      443,375     21,364   4.82     394,455    18,972  4.81     348,641    13,901    3.99
          `                         ----     --------    -------   ----    --------   -------   ----   --------   -------    ----
Non interest-bearing liabilities                2,557                         2,743                       2,370
                                             --------                      --------                    --------
Total liabilities                             445,932                       397,198                     351,011
                                             --------                      --------                    --------
Shareholders' equity                           31,120                        26,895                      23,629
                                             --------                      --------                    --------
Total liabilities and
   shareholders' equity                      $477,052                      $424,093                    $374,640
                                             ========                      ========                    ========
Net interest income                                     $ 15,086                     $ 13,517                    $ 12,874
                                                        ========                     ========                    ========
Interest rate spread                2.93%                          3.06%                       3.09%                         3.42%
                                    ====                           ====                        ====                          ====

Net yield on weighted average
   interest-earning assets                                         3.26%                       3.29%                         3.56%
                                                                  =====                        ====                          ====
Ratio of average interest-earning
   assets to average interest-bearing
   liabilities                                                   104.36%                     104.22%                       103.61%
                                                                 ======                      ======                        ======
------------------------------------

(1) Amount is net of deferred loan origination costs, loans in process, net unearned discount on loans purchased and allowance for credit losses and includes non-performing loans.
(2) Consists of interest-earning deposits, short-term funds, investment securities and Federal Home Loan Bank stock.

RATE/VOLUME ANALYSIS

         Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities affected interest income and interest expense during the periods

First Home Bancorp Inc.
Management's Discussion and Analysis
-------------------------------------------------------------------------------


indicated. Information is provided on changes in each category attributable to
(i) changes due to volume (changes in volume multiplied by prior rate), (ii) changes due to rates (changes in rates multiplied by prior volume) and (iii) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

                                                                       Year Ended December 31,
                                                                       -----------------------
                                                            1996 vs. 1995                   1995 vs. 1994
                                                            -------------                   -------------
                                                                             (in thousands)
                                                     Volume      Rate      Total    Volume         Rate      Total
                                                     ------      ----      -----    ------         ----      -----
Interest income:
   Loan portfolio                                    $1,033     $ 189     $1,222    $1,405      $ 1,100     $2,505
   Mortgage-backed securities                         3,125      (112)     3,013     2,478          700      3,178
   Other (1)                                           (256)      (18)      (274)     (132)         163         31
                                                     ------     -----     ------    ------      -------     ------
   Total interest-earning assets                      3,902        59      3,961     3,751        1,963      5,714
                                                     ------     -----     ------    ------      -------     ------
Interest expense:
   Deposits                                             707       235        942     1,045        1,779      2,824
   Borrowings                                         1,841      (391)     1,450       970        1,277      2,247
                                                     ------     -----     ------    ------      -------     ------
   Total interest-bearing liabilities                 2,548      (156)     2,392     2,015        3,056      5,071
                                                     ------     -----     ------    ------      -------     ------
Net change in net interest income                    $1,354     $ 215     $1,569    $1,736      $(1,093)    $  643
                                                     ======     =====     ======    ======      =======     ======
--------------------------------------------


(1) Consists of interest-earning deposits, short-term funds, investment securities and Federal Home Loan Bank stock.

INTEREST RATE RISK MANAGEMENT

         The Company has a program to control its interest rate risk. The strategy includes an emphasis on originating adjustable rate mortgage (ARM) loans, the purchase of adjustable rate and short-term mortgage-backed securities
(MBS) and the origination of short-term consumer loans. The Board of Directors has instructed management to maintain interest rate risk within prescribed limits. An internal asset/liability modeling system monitors the effect on income of changing market interest rates.

         The difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period (gap) is also monitored. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. When interest rate sensitive liabilities exceed interest rate sensitive assets, the gap is considered negative. However, because all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of interest rate sensitivity.

         During a period of rising interest rates, a negative gap tends to adversely affect net interest income while a positive gap tends to increase net interest income. During a period of declining interest rates, a negative gap tends to increase net interest income while a positive gap tends to adversely affect net interest income.

         The Company's net interest income tends to increase in periods of declining interest rates because its interest-bearing liabilities generally reprice faster than its interest-earning assets. The Company's net interest income tends to decrease in periods of rising interest rates. Therefore, rising interest rates, particularly when combined with a flattening yield curve, could have a significant negative impact on net interest income in future periods.

First Home Bancorp Inc.
Management's Discussion and Analysis
--------------------------------------------------------------------------------

         The following table summarizes the amount of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 1996, which are anticipated to mature, prepay or reprice in each of the time periods shown. Adjustable and floating rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due. Loans and MBS are included in the periods in which they are anticipated to be repaid. If available, estimated prepayment speeds were obtained from external sources. Otherwise, they were estimated by management based on the experience of the portfolio. Non-performing loans have been excluded from interest-earning assets. Money market demand accounts (MMDA) and other accounts, NOW and savings accounts which are subject to immediate withdrawal and repricing are classified at decay rates based upon assumptions provided by the OTS.

                                            Twelve
                                            Months         1-3       3-5      5-10     10-20    Over 20
                                           or less       Years     Years     Years     Years      Years     Total
                                           -------       -----     -----     -----     -----      -----     -----
                                                                        (dollars in thousands)
Interest-earning assets:
Residential mortgage loans
   Adjustable rate                        $ 53,499    $ 18,296  $    393   $   ---   $   ---    $   ---  $ 72,188
   Fixed rate                               24,886      37,153    25,513    32,013    11,852        255   131,672
Mortgage-backed securities
   Adjustable rate                          94,745         ---       ---       ---       ---        ---    94,745
   Fixed rate                               15,970      25,105    17,691    24,425    13,192      1,177    97,560
Consumer and commercial loans
   Adjustable rate                          10,866       2,676       344       ---       ---        ---    13,886
   Fixed rate                               18,223      15,664     5,598     3,026       324        ---    42,835
Loans held for sale                            676         ---       ---       ---       ---        ---       676
Investment securities                        4,348       4,000    17,000       605       ---      9,923    35,876
Investment securities held for trading          60         ---       ---       ---       ---        ---        60
                                          --------    --------  --------   -------   -------    -------  --------
Total                                      223,273     102,894    66,539    60,069    25,368     11,355   489,498
                                          --------    --------  --------   -------   -------    -------  --------
Interest-bearing liabilities:
   Deposits
      Savings accounts                       4,836       7,735     5,721     8,605     5,952      1,692    34,541
      NOW and non-interest
         bearing demand accounts             5,792       8,799     6,061     8,134     4,466        820    34,072
      MMDA and other accounts               15,936      18,583     8,848     6,783     1,227         31    51,408
      Certificates of deposit              113,048      46,939     9,912       ---       ---        ---   169,899
   Borrowings                              110,588      55,703     6,857       ---       ---        ---   173,148
                                          --------    --------  --------   -------   -------    -------  --------
Total                                      250,200     137,759    37,399    23,522    11,645      2,543   463,068
                                          --------    --------  --------   -------   -------    -------  --------
Excess int.-earning assets (liabilities)  $(26,927)   $(34,865) $ 29,140   $36,547   $13,723    $ 8,812  $ 26,430
                                          ========    ========  ========   =======   =======    =======  ========
Cumulative excess interest-earning
      assets (liabilities)                $(26,927)   $(61,792) $(32,652)  $ 3,895   $17,618    $26,430
                                          ========    ========  ========   =======   =======    =======
Ratio of GAP during the period
      to total assets                        (5.40)%     (7.00)%    5.85%     7.33%     2.75%      1.77%
                                             =====       =====      ====      ====     =====       ====
Ratio of cumulative GAP
      to total assets                        (5.40)%    (12.40)%   (6.55)%    0.78%     3.53%      5.30%
                                             =====      ======      =====     ====      ====       ====


First Home Bancorp Inc.
Management's Discussion and Analysis
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

         The Company's net income for the year ended December 31, 1996 was $4.3 million compared to $4.7 million for 1995 and $4.2 million for 1994. The following discussion describes and explains the significant components and changes in the Company's results of operations for the three years ended December 31, 1996.

Interest Income

         Interest income for the years ended December 31, 1996, 1995, and 1994 was $36.4 million, $32.5 million, and $26.8 million, respectively. The $3.9 million increase in interest income from 1995 to 1996 was due to a $51.6 million increase in average interest-earning assets. This increase in average interest-earning assets was offset by a decrease in the yield on interest-earning assets from 7.90% for the year ended December 31, 1995 to 7.88% for the year ended December 31, 1996. The $5.7 million increase in interest income from 1994 to 1995 was due to a $49.9 million increase in average interest-earning assets. The increase during 1995 was also attributable to an increase in the yield on interest-earning assets from 7.41% for the year ended December 31, 1994 to 7.90% for the year ended December 31, 1995. The increase in interest-earning assets during both years was primarily attributable to the purchase of MBS. MBS increased an average of $43.1 million and $34.6 million, respectively, during 1996 and 1995.

Interest Expense

         Interest expense for the years ended December 31, 1996, 1995 and 1994 was $21.4 million, $19.0 million and $13.9 million, respectively. The increase in interest expense from 1995 to 1996 was primarily attributable to an increase of $48.9 million in average interest-bearing liabilities. An increase in borrowings of $32.6 million and an increase in deposits of $16.3 million account for the increase in average interest-bearing liabilities. The rise in the cost of funds of .01% from 4.81% to 4.82% from 1995 to 1996 did not have a significant impact on interest expense. The increase in interest expense from 1994 to 1995 was primarily attributable to an increase of $45.8 million in average interest-bearing liabilities. An increase in borrowings of $18.3 million and an increase in deposits of $27.5 million, of which $15.9 million was acquired in the purchase of two retail-banking offices, account for the increase in average interest-bearing liabilities. These increases along with an increase in the cost of funds of .82%, to 4.81% from 3.99%, accounted for the $5.1 million increase in interest expense.

Net Interest Income

         Net interest income increased $1.6 million, or 11.6% in 1996 and $643,000, or 5.0% in 1995 over the respective prior years. The increase in 1996 was primarily attributable to the increase in volume of interest-earning assets and interest-bearing liabilities at a positive spread. Net interest income was also increased due to the decline in the cost of borrowings. The Company's borrowed money is generally short-term and the decrease in short-term interest rates during 1996 reduced the cost of borrowed money.

         During 1995 the increase in net interest income was attributable to the increase in volume of interest earning assets and interest-bearing liabilities at a positive spread. However, the Company's positive spread was reduced by the impact of a flattening yield curve. While short-term interest rates increased, long-term interest rates declined. The combined impact of these changing interest rates increased the Company's cost of interest-bearing liabilities to a greater extent than the increased yield on interest-earning assets.

Allowance and Provision for Credit Losses

         The provision for credit losses amounted to $400,000, $600,000 and $550,000 for the years ended December 31, 1996, 1995 and 1994, respectively. The provision for credit losses was provided after considering the status of non-performing loans, adverse situations that may affect a borrower's ability to repay, the value of

First Home Bancorp Inc.
Management's Discussion and Analysis
--------------------------------------------------------------------------------

collateral securing the loans, net charge-offs, industry standards and other considerations that effect the perceived risk in the loan portfolio. Commercial loans, which generally have a greater credit risk, comprised $19.2 million, or 7.3%, of the total loan portfolio at December 31, 1996 compared to $16.9 million, or 6.5%, of the total loan portfolio at December 31, 1995. Non-performing loans, net of amounts charged-off, were $3.2 million, or 1.2%, and $2.9 million, or 1.1%, of the total loan portfolio at December 31, 1996 and 1995, respectively. The allowance for credit losses totaled $3.8 million, or 1.4%, and $3.6 million, also 1.4%, of total loans at December 31, 1996 and 1995, respectively. In management's opinion, based on its review of the current quality of the loan portfolio, general economic conditions and historical experience, the allowance for credit losses is adequate to cover future credit losses. See the Company's accompanying consolidated financial statements Note 1
- Summary of significant accounting policies - Allowance for credit losses.

Other Income

         Other income decreased by $920,000 during 1996 and increased by $1.1 million during 1995. The decrease in 1996 was attributable to non-recurring income received in 1995 of: (i) $672,000 from the recovery of an insurance claim and (ii) $135,000 in interest on a tax refund, and losses on the sale of loans of $84,000 during 1996 (a decrease of $212,000 from the $128,000 profit on sale of loans in 1995). These decreases were partially offset by increases in gains from trading activity of $70,000 and gains from the sale of mortgage-backed securities of $25,000.

         The increase in 1995 was attributable to the non recurring income discussed above, and gains on the sale of loans of $128,000 (an increase of $772,000 from the $644,000 loss on sale of loans in 1994) and gains from trading activity of $152,000 during 1995 (an increase of $290,000 from the $138,000 loss in 1994).

Operating Expenses

         In 1996 operating expenses, excluding the Savings Association Insurance Fund (SAIF) recapitalization assessment of $1.6 million, increased by $1.3 million, or 17.0%, from 1995, primarily as a result of operating and marketing costs related to the ten retail-banking offices. During 1996, the Company focused on increasing market awareness of the Bank and the services offered to customers by increasing the marketing budget, installing more automated teller machines and introducing "Homeline," a 24 hour telephone banking service. Salaries and employee benefits, other operating expense, net real estate operations expense and occupancy and equipment expense increased $568,000, $414,000, $211,000 and $173,000, respectively, from those of the prior year.

         On September 30, 1996, the Deposit Insurance Funds Act of 1996 (the
DIFA), which required the recapitalization of the SAIF, became law. Accordingly, all depository institutions with SAIF insured deposits were charged a one-time special assessment on their SAIF-assessable deposits as of March 31, 1995 at the rate of 65.7 basis points. The Bank's portion of the special assessment was $1.6 million.

         In 1995, operating expenses increased by $987,000, or 14.4%, from 1994, primarily as a result of the acquisition of two retail-banking offices in January 1995. The deposit premium related to the acquisition is being amortized over the estimated life of the customer base. Included in operating expense during 1995 is the amortization of $257,000 of the initial deposit premium of $1.1 million. Salaries and employee benefits, other operating expense and occupancy and equipment expense increased $522,000, $281,000, and $175,000, respectively, from those of the prior year. Those increases were offset by a decrease in net real estate operations expense of $314,000.

Income Taxes

         In 1996, the Company expensed $1.8 million in combined federal and state income taxes on pre-tax income of $5.3 million compared to $2.7 million of tax expense in 1995 on pre-tax income of $7.4 million. Tax expense decreased by $893,000, or 33.6%, as pre-tax income decreased by $2.1 million, or 27.8%. The Company's

First Home Bancorp Inc.
Management's Discussion and Analysis
--------------------------------------------------------------------------------

effective income tax rate decreased to 33.2% for the year ended December 31, 1996 from 36.1% for the year ended December 31, 1995.

         In 1995, the Company expensed $2.7 million in combined federal and state income taxes on pre-tax income of $7.4 million compared to $2.5 million of tax expense in 1994 on pre-tax income of $6.7 million. Tax expense increased $165,000, or 6.6%, as pre-tax income increased by $673,000, or 10.0%. The Company's effective income tax rate decreased to 36.1% for the year ended December 31, 1995 from 37.2% for the year ended December 31, 1994.

         A recovery of a valuation allowance related to deferred income taxes was recognized in the amount of $732,000 during the year ended December 31, 1996. The recovery was recognized after considering the impact of a change in the Internal Revenue Code and the estimated timing of temporary differences related to deferred loan fees for tax purposes.

FINANCIAL CONDITION

         Total assets increased to $498.4 million at December 31, 1996 from $453.0 million at December 31, 1995, an increase of 10.0%. This increase primarily reflects the increase in MBS held-to-maturity, MBS available-for-sale and loans receivable. MBS held-to-maturity increased to $97.4 million at December 31, 1996 from $68.0 million at December 31, 1995, an increase of $29.4 million, or 43.2%. MBS available-for-sale increased to $91.2 million at December 31, 1996 from $78.8 million at December 31, 1995, an increase of $12.4 million, or 15.7%. Loans receivable increased to $258.2 million at December 31, 1996 from $254.8 million at December 31, 1995, an increase of $3.4 million, or 1.3%.

         Total liabilities increased to $465.8 million at December 31, 1996 from $422.9 million at December 31, 1995, an increase of 10.1%. The increase in liabilities of $42.9 million was primarily attributable to increases in FHLB borrowings of $30.8 million and deposits of $20.1 million, offset by a decrease in other borrowed funds of $7.8 million.

         Shareholders' equity increased to $32.6 million at December 31, 1996 from $30.1 million at December 31, 1995. This increase was primarily the result of net income of $4.3 million, less an increase in unrealized losses on securities available-for-sale of $739,000 (see Notes 1, 4 and 5 of the accompanying consolidated financial statements), and the payment of cash dividends of $1.0 million. At December 31, 1996, the Bank exceeded its core, tangible and risk-weighted assets capital requirements by $17.2 million, $24.7 million and $18.2 million, respectively. For additional information regarding the Bank's regulatory capital requirements, see Note 16 of the accompanying consolidated financial statements.

LIQUIDITY, CASH FLOWS AND COMMITTED RESOURCES

         Liquidity consists of cash on hand and in banks, interest-earning deposits and certain investment securities. The Bank is required under applicable OTS regulations to maintain specified levels of "liquid" investments. At December 31, 1996 and December 31, 1995 the minimum level of liquidity required was 5.0% of net withdrawable savings deposits plus short-term borrowings. The Bank's regulatory liquidity ratio was 7.1% and 6.3% at December 31, 1996 and December 31, 1995, respectively. Management believes that liquidity is being maintained at adequate levels.

         The Company's primary source of cash is its financing activity. Funds obtained from financing activities include borrowings and net deposit inflows. Net borrowings totaled $23.0 million and net deposit inflows totaled $20.1 million during 1996. During the year ended December 31, 1995, the Company increased net borrowings by $26.5 million while net deposit inflows totaled $15.1 million.

First Home Bancorp Inc.
Management's Discussion and Analysis
--------------------------------------------------------------------------------

         The Company's primary investment activity is lending. Loans originated or purchased for the portfolio totaled $56.4 million, $59.7 million and $80.9 million during the years ended December 31, 1996, 1995 and 1994, respectively. MBS are also a significant investment activity. MBS purchases totaled $55.5 million, $54.8 million and $26.5 million for the years ended December 31, 1996, 1995 and 1994, respectively. Cash flows from investing activities were provided by repayments on existing loans which totaled $52.5 million, $44.2 million and $49.2 million for the years ended December 31, 1996, 1995 and 1994, respectively.

         At December 31, 1996, the Company had outstanding commitments, including undisbursed loans in process, to originate or purchase loans totaling $18.4 million. Commitments to originate and purchase mortgage loans included $9.5 million in fixed rate mortgage loans. Thirty-year fixed rate mortgage loans originated by the Company are classified as loans held-for-sale. The Company enters forward agreements to sell these loans in the secondary market at the time of commitment. Twenty-year and fifteen-year fixed rate mortgage loans are currently retained by the Company as investments. All commitments are anticipated to fund within one year. It is anticipated that funding for these commitments will be obtained from normal cash flows. The Company has $113.0 million in certificate accounts which are scheduled to mature during the year ending December 31, 1997. It is anticipated that a substantial portion of these maturing deposits will remain in the Company.

IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the presentation of financial condition and measurement of operating results in terms of historical dollars, disregarding inflation.

         Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than the effects of inflation. Interest rates do not necessarily move in the same direction, or with the same magnitude, as the prices of goods and services, since such prices are affected by inflation.

         Inflation can have a more direct impact on certain categories of operating expenses such as salaries and wages, employee benefits, occupancy costs and other operating expenses. These expenses fluctuate with changes in general price levels.

         Because primary assets include substantial fixed rate, fixed term loans and ARM loans which generally reprice annually, changes in interest rates in the economy have a gradual impact on the yield on assets. Primary liabilities include savings deposits which are short term in nature and therefore adjust with changes in the economy. In general, periods of high inflation are accompanied by high interest rates. When interest rates move up rapidly, the cost of funds increases rapidly while the yield on interest-earning assets increases slowly, resulting in a negative impact on net income. Conversely, during periods of low inflation, lower and more moderate interest rates are normally present, which results in a lower cost of funds and a more favorable impact on net income.

FINANCIAL INSTITUTION LEGISLATION

         The DIFA resolved the premium disparity between BIF insured and SAIF insured financial institutions. The legislation provided for a one-time assessment to recapitalize the SAIF. The assessment was equal to 65.7 basis points per $100 of all SAIF assessable deposits held by an institution as of March 31, 1995 (with certain exceptions). The assessment was effective on September 30, 1996 and paid on November 27, 1996. The assessment brought the SAIF's reserve ratio to a level comparable to the BIF reserve ratio of 1.25% of insured deposits. The special assessment paid by the Bank was $1,564,323 before a tax benefit of approximately $563,000. Effective 1997, the annual insurance premium payable by the Bank was reduced from $.23 per $100 of deposits to $.0648 per $100 of deposits, a level competitive premium to deposit insurance payable by BIF insured institutions.

First Home Bancorp Inc.
Management's Discussion and Analysis
--------------------------------------------------------------------------------

         In August 1996 the Small Business Job Protection Act (the Act) was signed into law. The Act repealed the percentage of taxable income method of accounting for bad debts for thrift institutions for years beginning after December 31, 1995 and requires the recapture of bad debt reserves accumulated since 1988. The amount recaptured must be taken into income ratably over a six year period beginning with the 1996 tax year. If certain lending requirements are met, a two year delay in the recognition of the recapture is possible. Since the Bank is currently providing deferred income taxes for these reserves, the change will increase the Bank's tax payments but will not have a material effect on earnings. For additional information regarding the impact of this legislation, see Note 15 of the accompanying consolidated financial statements.

First Home Bancorp Inc.
Consolidated Statements of Financial Condition
--------------------------------------------------------------------------------

                                                                                                 December 31,
                                                                                              1996           1995
                                                                                              ----           ----
ASSETS
Cash and amounts due from depository institutions                                     $  5,133,348   $  7,015,388
Interest-earning deposits and short-term funds                                           1,302,081      1,642,052
Investment securities held-to-maturity (market value - 1996 $2,320,716;
   1995 $517,000)                                                                        2,320,716        517,000
Investment securities held for trading at market value                                      60,396         57,019
Investment securities available-for-sale at market value                                24,975,035     28,729,522
Mortgage-backed securities held-to-maturity (market value - 1996 $98,417,517;
   1995 $69,588,486)                                                                    97,390,749     67,994,547
Mortgage-backed securities available-for-sale at market value                           91,216,261     78,765,677
Loans receivable - net                                                                 258,233,455    254,798,690
Loans held for sale at market value                                                        675,700        418,305
Accrued interest receivable                                                              3,013,169      2,903,279
Real estate owned and other repossessed assets                                             947,722        486,763
Federal Home Loan Bank stock-at cost                                                     7,375,500      5,317,000
Office properties and equipment                                                          2,998,856      2,586,321
Deposit premium (accumulated amortization - 1996 $515,139; 1995 $257,283)                  630,776        888,632
Net deferred income taxes                                                                1,347,430        542,473
Prepaid expenses and other assets                                                          777,368        376,057
                                                                                      ------------   ------------
TOTAL ASSETS                                                                          $498,398,562   $453,038,725
                                                                                      ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
   Deposits                                                                           $290,297,687   $270,175,738
   Borrowings from the Federal Home Loan Bank                                          136,622,300    105,797,300
   Other borrowed funds                                                                 36,526,000     44,329,000
   Advances by borrowers for taxes and insurance                                           445,159        393,140
   Accrued interest payable                                                                587,875        555,101
   Excess of fair value over cost                                                           66,137        315,089
   Accounts payable and accrued expenses                                                 1,208,642      1,370,629
                                                                                      ------------   ------------
Total liabilities                                                                      465,753,800    422,935,997
                                                                                      ------------   ------------
Commitments and contingencies (Note 19)
Shareholders' equity:
   Preferred stock - no par value; 1,000,000 shares authorized;
      none issued                                                                              ---            ---
   Common stock - no par value; 10,000,000 shares authorized;
      issued and outstanding, 1996, 2,708,426 shares; 1995, 2,706,679
      shares                                                                                   ---            ---
   Paid-in capital in excess of par                                                      8,922,941      8,918,639
   Retained earnings - partially restricted                                             24,592,225     21,315,342
   Unrealized loss on securities available-for-sale, net                                  (870,404)      (131,253)
                                                                                      ------------   ------------
Total shareholders' equity                                                              32,644,762     30,102,728
                                                                                      ------------   ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                            $498,398,562   $453,038,725
                                                                                      ============   ============


The accompanying notes are an integral part of these consolidated financial statements.

First Home Bancorp Inc.
Consolidated Statements of Income
--------------------------------------------------------------------------------


                                                                                    Years Ended December 31,
                                                                               1996            1995          1994
                                                                               ----            ----          ----
INTEREST INCOME:
Interest and fees on loans                                              $21,711,657     $20,490,217   $17,985,212
Interest on mortgage-backed securities                                   12,447,643       9,434,965     6,256,570
Other interest income and dividends                                       2,290,284       2,563,980     2,533,107
                                                                        -----------     -----------   -----------
Total interest income                                                    36,449,584      32,489,162    26,774,889
INTEREST EXPENSE:
Interest on deposits                                                     12,120,820      11,179,153     8,354,550
Interest on borrowed money                                                9,242,806       7,793,121     5,546,177
                                                                        -----------     -----------   -----------
Total interest expense                                                   21,363,626      18,972,274    13,900,727
                                                                        -----------     -----------   -----------
NET INTEREST INCOME                                                      15,085,958      13,516,888    12,874,162
PROVISION FOR CREDIT  LOSSES                                                400,000         600,000       550,000
                                                                        -----------     -----------   -----------
NET INTEREST INCOME AFTER PROVISION FOR
   CREDIT LOSSES                                                         14,685,958      12,916,888    12,324,162
                                                                        -----------     -----------   -----------
OTHER INCOME:
Service charges and other fees                                              571,557         504,671       379,821
Loan servicing fees                                                         213,953         230,776       194,266
Profit (loss) on sale or valuation of:
   Loans held for sale                                                      (83,749)        128,109      (644,271)
   Investment securities held for trading                                   222,848         152,470      (137,989)
   Mortgage-backed securities available-for-sale                             24,726             ---           ---
Accretion of excess of fair value over cost                                 248,952         248,952       248,952
Other income                                                                188,916       1,041,787     1,198,918
                                                                        -----------     -----------   -----------
Total other income                                                        1,387,203       2,306,765     1,239,697
                                                                        -----------     -----------   -----------
OPERATING EXPENSES:
General and administrative expenses:
   Salaries and employee benefits                                         4,228,433       3,660,208     3,138,514
   Occupancy and equipment                                                1,296,093       1,123,387       948,534
   Federal insurance premiums                                               543,570         574,362       508,845
   Other operating expenses                                               2,645,173       2,230,803     1,949,439
                                                                        -----------     -----------   -----------
Total general and administrative expenses                                 8,713,269       7,588,760     6,545,332
SAIF recapitalization assessment                                          1,564,323             ---           ---
Amortization of deposit premium                                             257,856         257,283           ---
Real estate operations - net                                                217,293           6,698       320,874
                                                                        -----------     -----------   -----------
Total operating expenses                                                 10,752,741       7,852,741     6,866,206
                                                                        -----------     -----------   -----------
INCOME BEFORE INCOME TAXES                                                5,320,420       7,370,912     6,697,653
                                                                        -----------     -----------   -----------
INCOME TAX EXPENSE:
Current                                                                   1,424,185       2,709,530     2,048,337
Deferred                                                                    343,018         (49,530)      446,213
                                                                        -----------     -----------   -----------
Total current and deferred income taxes                                   1,767,203       2,660,000     2,494,550
Recovery of deferred tax valuation allowance                               (732,203)            ---           ---
                                                                        -----------     -----------   -----------
Total income taxes                                                        1,035,000       2,660,000     2,494,550
                                                                        -----------     -----------   -----------
NET INCOME                                                              $ 4,285,420     $ 4,710,912   $ 4,203,103
                                                                        ===========     ===========   ===========
Earnings per share data:
   Primary net income per share                                         $      1.57     $      1.74   $      1.56
   Fully diluted net income per share                                   $      1.57     $      1.73   $      1.56
Average number of shares outstanding - primary                            2,724,147       2,710,849     2,701,388
Average number of shares outstanding - fully diluted                      2,725,512       2,723,608     2,701,388

The accompanying notes are an integral part of these consolidated statements.

First Home Bancorp Inc.
Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------


                                                      Paid-in                       Unrealized
                                                      Capital                             Gain
                                                           in                           (Loss)             Total
                                                       Excess        Retained               on      Shareholders'
                                                       of Par        Earnings       Securities            Equity
                                                       ------        --------       ----------            ------
Balance at January 1, 1994                         $8,636,852     $14,236,871        $ 223,698       $23,097,421

Stock issued upon exercise of
   stock options                                      235,442             ---              ---           235,442
Cash in lieu of fractional shares                         ---          (5,381)             ---            (5,381)
Dividends $.32 per share                                  ---        (855,520)             ---          (855,520)
Unrealized loss on securities, net                        ---             ---       (3,600,427)       (3,600,427)
Net income                                                ---       4,203,103              ---         4,203,103
                                                   ----------     -----------        ---------       -----------
Balance at December 31, 1994                        8,872,294      17,579,073       (3,376,729)       23,074,638
Stock issued upon exercise of
   stock options                                       46,345             ---              ---            46,345
Dividends $.36 per share                                  ---        (974,643)             ---          (974,643)
Unrealized gain on securities, net                        ---             ---        3,245,476         3,245,476
Net income                                                ---       4,710,912              ---         4,710,912
                                                   ----------     -----------        ---------       -----------
Balance at December 31, 1995                        8,918,639      21,315,342         (131,253)       30,102,728
Stock issued upon exercise of
   stock options                                        4,302             ---              ---             4,302
Cash in lieu of fractional shares                         ---          (6,869)             ---            (6,869)
Dividends $.37 per share                                  ---      (1,001,668)             ---        (1,001,668)
Unrealized loss on securities, net                        ---             ---         (739,151)         (739,151)
Net income                                                ---       4,285,420              ---         4,285,420
                                                   ----------     -----------        ---------       -----------
Balance at December 31, 1996                       $8,922,941     $24,592,225        $(870,404)      $32,644,762
                                                   ==========     ===========        =========       ===========


The accompanying notes are an integral part of these consolidated financial statements.

First Home Bancorp Inc.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------


                                                                                   Years Ended December 31,
                                                                               1996           1995           1994
                                                                               ----           ----           ----
OPERATING ACTIVITIES:
   Net Income                                                            $4,285,420     $4,710,912     $4,203,103
   Adjustments to reconcile net income to net
      cash provided by operating activities:
   Provision for credit losses                                              400,000        600,000        550,000
   Depreciation                                                             360,317        299,248        250,047
   Accretion of excess fair value over cost                                (248,952)      (248,952)      (248,952)
   Amortization of fair market premiums                                      50,517        186,488        332,801
   Amortization of deposit premiums                                         257,856        257,283            ---
   Net (gains) losses on investment securities held for trading            (222,848)      (152,470)       137,989
   Purchase of investment securities held for trading                    (9,372,271)    (1,817,033)   (10,258,147)
   Proceeds from sale of investment securities held for trading           9,591,742      2,368,734     10,339,806
   Gains from sale of mortgage-backed securities available-for-sale         (24,726)           ---            ---
   Loans originated for sale                                             (8,845,461)    (6,262,211)   (11,441,117)
   Proceeds from loans sold                                               8,504,317      6,260,190     17,673,113
   Net loss (gain) on sale of loans                                          83,749       (128,109)       644,271
   Increase in accrued interest receivable                                 (109,890)      (402,567)      (241,114)
   Increase in accrued interest payable                                      32,774        106,154        156,662
   (Increase) decrease in deferred income taxes                            (389,185)       (49,530)       446,213
   Net other                                                               (563,298)       167,884      3,761,712
                                                                         ----------     ----------     ----------
Net cash provided by operating activities                                 3,790,061      5,896,021     16,306,387
                                                                         ----------     ----------     ----------
INVESTMENT ACTIVITIES:
   Proceeds from maturities of investment securities                     14,560,833     20,274,738      6,571,609
   Proceeds from sale of mortgage-backed securities available-for-sale    3,636,950            ---            ---
   Purchase of:
      Investment securities                                             (12,847,004)   (14,415,676)   (22,931,583)
      Mortgage-backed securities                                        (55,491,075)   (54,841,094)   (26,493,169)
   Repayments on mortgage-backed securities                               9,085,346      6,799,895     22,482,619
   Net decrease in real estate projects                                         ---            ---         22,734
   Purchase of FHLB stock                                                (2,058,500)      (660,300)      (705,600)
   Purchase of property and equipment                                      (772,852)      (285,149)      (228,082)
   (Increase) decrease in real estate owned                                (460,959)       454,233      1,062,490
   Principal collected on longer term loans                              52,514,984     44,201,081     49,183,319
   Loans originated or acquired                                         (56,371,528)   (59,707,846)   (80,854,174)
   Cash obtained from acquisition of branches                                   ---     14,511,820            ---
                                                                         ----------     ----------     ----------
Net cash used by investing activities                                   (48,203,805)   (43,668,298)   (51,889,837)
                                                                         ----------     ----------     ----------

First Home Bancorp Inc.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------


                                                                                   Years Ended December 31,
                                                                               1996           1995           1994
                                                                               ----           ----           ----
FINANCING ACTIVITIES:
   Net increase (decrease) in:
      Demand deposits, NOW accounts, and savings accounts                 5,276,517      1,050,726     (2,092,729)
      Certificates of deposit                                            14,845,432     14,093,061     13,943,306
   Net (decrease) increase in other borrowings                           (7,803,000)     7,999,950     17,081,550
   Proceeds from FHLB borrowings                                         41,625,000     29,413,850     30,711,750
   Repayment of FHLB borrowings                                         (10,800,000)   (10,900,000)   (22,450,000)
   Cash dividends and cash in lieu of fractional shares                  (1,008,537)      (974,643)      (860,901)
   Proceeds from exercise of common stock options                             4,302         46,345        235,442
   Net increase (decrease) in advances from borrowers for taxes
      and insurance                                                          52,019        (83,235)      (137,825)
                                                                         ----------     ----------     ----------
Net cash provided by financing activities                                42,191,733     40,646,054     36,430,593
                                                                         ----------     ----------     ----------
    (DECREASE) INCREASE IN
CASH AND CASH EQUIVALENTS                                                (2,222,011)     2,873,777        847,143
CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR                                                   8,657,440      5,783,663      4,936,520
                                                                         ----------     ----------     ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $6,435,429     $8,657,440     $5,783,663
                                                                         ==========     ==========     ==========


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES

During 1995, investments and mortgage backed-securities with a book value of $32,019,901 were transferred from held to maturity to available-for-sale. See
Note 1 - Summary of significant accounting policies - investment policy.

During 1994, $9,802,761 of loans held for sale were transferred to loans receivable. See Note 7 - Loans held for sale.

The Company issued 677,284 shares of Common Stock no par value on February 14, 1997, to effect a four-for-three stock split declared effective December 31, 1996.

The accompanying notes are an integral part of these consolidated financial statements.

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         First Home Bancorp Inc. (the Company) follows accounting and reporting practices, in accordance with generally accepted accounting principles
         (GAAP), normally adhered to by financial institutions. The more significant accounting policies are summarized below.

         Principles of Consolidation - The consolidated financial statements include the accounts of First Home Bancorp Inc., its wholly-owned subsidiary, First Home Savings Bank, F.S.B. (the Bank) and the Bank's wholly owned subsidiaries. The Company's business is conducted primarily through the Bank. Intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior years' financial statements to conform to the classifications used in 1996.

         Nature of Operations - The Bank conducts business through ten full-service offices located in Camden, Gloucester, and Salem Counties, in New Jersey, and New Castle County in Delaware. The Bank was chartered in 1911 for the purpose of attracting retail savings deposits to provide mortgage funds for the community. Today, while home lending is still the cornerstone of activities, the Bank is a full service bank offering a broad range of products and services to borrowers and depositors.

         Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from the estimates.

         Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and in banks and interest-earning deposits.

         Investment Policy - In accordance with Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115), investments are classified into three categories; those held-to-maturity and reported at amortized cost, for which the Company has the positive intent and ability to hold-to-maturity; those classified as available-for-sale and reported at fair value with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity; and those classified as trading securities and reported at fair value with unrealized gains and losses included in earnings.

         In December 1995, investments were reclassified with a book value of $32,019,901 and a fair value of $32,888,612 from held-to-maturity to available-for-sale. This reclassification was allowable under Financial Accounting Standards Board (FASB) guidance which permitted institutions to make a one-time reassessment of the appropriateness of investment security classifications. As a result of this reclassification, the net unrealized loss on securities recorded as a component of shareholders' equity decreased approximately $555,975, net of tax.

         Realized security gains and losses are computed using the specific identification method and are recorded on a trade date basis.

         The investment in Federal Home Loan Bank stock is carried at cost.

         Loans Held for Sale - Loans held for sale are carried at the lower of aggregate cost (remaining principal net of unearned premiums and discounts) or market.

         Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments - During 1996, the Company was a party to financial instruments with off-balance-sheet risk in the normal course of business to reduce its exposure to fluctuations in interest rates (hedging). The off-balance-sheet financial

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


         instruments were forward commitments. During 1995, the Company did not engage in these activities. Those instruments involved, to varying degrees, elements of credit, interest rate, or liquidity risk in excess of the amounts recognized in the balance sheets. The contract amounts of those instruments represent the extent of the Company's risk in these financial instruments.

         Credit risk is controlled by conducting transactions with major investment firms and by setting policies for transaction volume limitations and periodic monitoring. Each dealer was carefully evaluated on the basis of its financial strength, reputation and expertise. Unless noted otherwise, the Company does not require collateral or other securities to support derivative financial instruments with credit risk.

         A forward contract is a legal agreement between two parties to purchase or sell a specific quantity of a financial instrument, at a specified price, with delivery and settlement at a specified future date. Because forward contracts lack the liquidity and protection provided by regulated exchanges, there is a heightened risk of default by the counterparties. There were no open forward commitments for future delivery at December 31, 1996 and 1995.

         During 1996, forward contracts were purchased to hedge the loans held for sale portfolio and outstanding fixed rate mortgage loan commitments. During 1996, losses of $48,750 were recognized and included in the actual loss on loans sold. No activity occurred during 1995 with regard to forward contracts.

         Mortgage-Backed Securities - Mortgage-Backed Securities (MBS) including real estate mortgage investment conduits (REMICS) classified as held-to-maturity are carried at cost and are adjusted for amortization of premiums and accretion of discounts over the term of the securities using a method which approximates the interest method. Temporary changes in the market value of the securities are not recognized since it is management's intention to hold these MBS to maturity. In management's opinion, it has the ability to hold these securities to maturity. MBS classified as available-for-sale, in accordance with FAS 115, are reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity.

         Allowance for Credit Losses - An allowance for credit losses is maintained at a level that management considers adequate to provide for losses based upon an evaluation of known and inherent risks attendant with the loan portfolio. Management's evaluation is based on regular review of the loan portfolio and considers such factors as payment history, adverse situations which may affect a borrower's ability to repay, collateral adequacy and current economic conditions. Actual losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are recorded in the period in which they become known.

         Allowance for Uncollected Interest -Interest is not recognized on loans deemed to be uncollectible. Generally, this includes loans that are more than three months delinquent. Such interest, if collected, is credited to income in the period of recovery. The allowance for uncollected interest is netted against accrued interest receivable for financial reporting purposes.

         Unearned Premiums and Discounts - Unearned premiums and discounts on assets purchased or acquired are amortized over the estimated life using a method which approximates the effective interest method.

         Loan Fees and Origination Costs - Loan origination fees and related direct loan origination costs are deferred and recognized over the life of the loan as an adjustment to yield. The amount of net loan origination fees recognized as a yield adjustment is reflected as interest income in the consolidated statements of income. The unamortized balance of net loan origination fees is reflected in the consolidated statements of financial condition as part of loans receivable-net.

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


         Mortgage Servicing Rights - The cost of mortgage servicing rights is amortized over the period of estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using prepayment assumptions based on current market interest rates. For purposes of measuring impairment, the rights are stratified based on the interest rates of the underlying loans. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

         Real Estate Owned - Real estate acquired in settlement of loans is carried at the lower of cost or estimated fair value less estimated costs to sell. Subsequent costs directly related to the completion of construction or improvement of the real estate are capitalized to the extent realizable. Gains on the sale of real estate are recognized upon disposition of the property and losses are charged to operations as incurred. Carrying costs, such as maintenance, interest, and taxes, are charged to operations as incurred. Rental income is recognized as a reduction of operating costs.

         Office Properties and Equipment - Office buildings and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on the estimated useful life of the related asset. The cost of leasehold improvements is amortized over the estimated life of the improvement or the term of the lease, whichever is shorter. The asset cost and accumulated depreciation or amortization for property retirements and disposals are eliminated from the respective accounts, and any resultant gain or loss is included in net income as incurred. The cost of maintenance and repairs is charged to operating expense, as incurred. The cost of major additions and improvements is capitalized.

         Deposit Premium - The premium resulting from the valuation of core deposits acquired in the purchase of branch offices is amortized over the estimated remaining life of the existing customer deposit base acquired using a method which approximates the effective interest method. The estimated life at the time of purchase was ten years. Amortization periods are monitored to determine if events and circumstances require such periods to be reduced.

         Income Taxes - The Company files a consolidated federal income tax return and separate state tax returns. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109), deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which is not likely to be realized. Management believes, based upon current facts, that more likely than not there will be sufficient taxable income in future years to realize any deferred tax assets. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

         Securities Sold Under Agreements to Repurchase - The Bank enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Reverse repurchase agreements are treated as borrowings.

         Excess of Fair Value Over Cost - The excess of the fair value over cost of net assets acquired after adjustment of non-current assets resulted from the conversion merger of Fidelity Mutual Savings & Loan Association in July 1992. The excess of fair value over cost is amortized over the economic life of the related long term interest-earning assets estimated to be approximately six years.

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


         Interest Rate Risk - The Company is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowings and other funds, to make loans secured by real estate, to purchase mortgage-backed and other investment securities and, to a lesser extent, to make consumer loans. The potential for interest rate risk exists as a result of the shorter duration of the Company's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising interest rate environment, liabilities will reprice faster than assets thereby reducing the market value of long-term assets and reducing net interest income. For this reason, management regularly monitors the maturity structure of the Company's assets and liabilities in order to measure its level of interest rate risk and plan for future volatility.

         Business Combination and Acquisitions - On May 31, 1996, the Bank completed a reorganization into a holding company form of ownership, and the Bank became a wholly-owned subsidiary of First Home Bancorp Inc. (the newly formed holding company). The shareholders of the Bank exchanged their shares of the Bank for the same number of shares of First Home Bancorp Inc.

         The consolidated financial statements of the holding company remain the same as those prior to the reorganization, since the merger was essentially accounted for in a manner similar to that in pooling-of-interests. As of the effective date of the reorganization, the assets, liabilities and shareholders' equity of the Bank were reflected on the Company's consolidated balance sheet at their historical values. Also, the consolidated statement of operations of the Company subsequent to the reorganization reflect the consolidated operations of the Bank as if the reorganization had taken place prior to the periods covered by such financial statements. At December 31, 1996, substantially all of the holding company's assets are invested in capital stock of the Bank (see Note 23).

         On January 23, 1995, certain assets were purchased and deposit liabilities were assumed pursuant to an agreement entered into on September 21, 1994 to purchase two retail banking offices. The deposit liabilities assumed amounted to $15,924,000 and the net assets received, consisting primarily of cash, amounted to $14,766,000. The fair value of liabilities assumed exceeded the fair value of tangible assets acquired by $1,146,000, and was allocated to deposit premium.

         Earnings and Dividends Per Share - On January 7, 1997 the Board of Directors declared a four-for-three stock split effective December 31, 1996, which was effected in the form of a stock dividend and distributed on February 14, 1997, to holders of record on January 22, 1997. Accordingly, earnings per share (EPS) and dividends per share have been restated to reflect the increased number of shares outstanding in each prior period.

         Recently Issued or Proposed Accounting Standards - The FASB issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan" (FAS 114) in May 1993, and FAS 118 "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures" (FAS 118), in October 1994. These statements require creditors to measure certain impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The in-substance foreclosure rules also changed in that "in-substance foreclosures" are classified as loans and stated at the lower of cost or fair value, as defined. These statements are effective for fiscal years beginning after December 15, 1994, and accordingly, the Company adopted the statements as of January 1, 1995. The effect of adopting the statements was not significant.

         In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS 121). This statement requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


         result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. This statement is effective for financial statements for fiscal years beginning after December 15, 1995, and accordingly, the Company adopted the statement January 1, 1996. The effect of adopting the statement was not significant.

         In May 1995, the FASB issued Statement No. 122 "Accounting for Mortgage Servicing Rights," (FAS 122), this statement requires that the Company recognize rights to service mortgage loans for others as separate assets regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained should allocate a portion of the cost of the loans to mortgage servicing rights. FAS 122 requires that securitizations of mortgage loans be accounted for as sales of mortgage loans and acquisitions of MBS. Additionally, FAS 122 requires that capitalized mortgage servicing rights be assessed for impairment, based on the fair value of those rights. FAS 122 is required to be applied prospectively for fiscal years beginning after December 15, 1995 to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights. Retroactive application is prohibited. The Company adopted the statement January 1, 1996. The effect of the adoption did not have a material effect on consolidated financial position or results of operations.

         In October 1995, FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123). This statement requires certain disclosures about stock-based employee compensation arrangements, defines a fair value based method of accounting for an employee stock option or similar equity instruments, and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for stock-based compensation plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in FAS 123 had been applied. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock. FAS 123 is effective for fiscal years beginning after December 15, 1995. Under FAS 123, the Company has elected to disclose on a pro forma basis the fair value method of accounting for stock-based compensation. Pro forma disclosures required for entities that elect to continue to measure compensation cost using APB 25 must include the effects of all awards granted in fiscal years that began after December 15, 1994. The Company adopted the statement on January 1, 1996 and will continue accounting for stock-based compensation under APB 25. See footnote 18 for pro forma disclosures required by FAS 123.

         In June 1996, the FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125). The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Those standards are based upon consistent application of a financial components approach that focuses on control. The Statement also defines accounting treatment for servicing assets and other retained interests in the assets that are transferred. FAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. FAS No. 127 was also issued in 1996 and amended FAS No. 125 by deferring for one year the effective date for certain provisions of FAS No. 125. The Company intends to adopt FAS No. 125, as amended, on January 1, 1997, and FAS No. 127 on January 1, 1998. The adoption of these Statements is not expected to have a material effect on the Company's financial condition or results of operations.

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


         Disclosures about Fair Value of Financial Instruments - The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of FAS 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value amounts.

                                                                                December 31,
                                                                              1996                             1995
                                                                              ----                             ----
                                                                         Estimated                        Estimated
                                                         Carrying             Fair        Carrying             Fair
                                                           Amount            Value          Amount            Value
                                                           ------            -----          ------            -----
                                                                                                     (in thousands)
         Assets:
         Cash and cash equivalents                     $    6,435        $   6,435     $     8,657       $    8,657
         Investment securities held-to-maturity             2,321            2,321             517              517
         Investment securities held for trading                60               60              57               57
         Investment securities available-for-sale          24,975           24,975          28,730           28,730
         Mortgage-backed securities held-to-maturity       97,391           98,418          67,995           69,588
         Mortgage-backed securities available-for-sale     91,216           91,216          78,766           78,766
         Loans receivable, net                            258,781          262,724         255,440          260,605
         Loans held for sale                                  676              676             418              418
         Liabilities:
         Demand deposits                                  120,020          120,077         114,743          114,870
         Time deposits                                    169,899          170,269         155,224          156,583
         Borrowings from the Federal Home Loan Bank       136,622          136,159         105,797          106,644
         Other borrowed funds                              36,526           36,655          44,329           44,329

         Cash and cash equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

         Investment securities held-to-maturity, held for trading and available-for-sale - For investment securities held-to-maturity, held for trading and available-for-sale, estimated fair values are based on quoted market prices or dealer quotes. If a quoted market price or dealer quote is not available, fair value is estimated using quoted market prices for substantially similar investments.

         Mortgage-backed securities held-to-maturity and available-for-sale - Estimated fair value for MBS issued by governmental sponsored agencies is based on quoted market prices. The fair value of MBS issued by non-governmental sponsored agencies is estimated based on similar securities with quoted market prices and adjusted for any differences in credit ratings or maturities.

         Loans receivable - For certain homogeneous categories of loans, such as residential mortgage loans and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics and guarantees. The fair values of other types of loans are estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. Non-performing loans of $3,213,053 and $2,921,459 at December 31, 1996 and 1995, and allowance for credit losses of $3,760,485 and $3,562,330 are not included in the carrying amount or estimated fair value at December 31, 1996 and 1995, respectively.

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------


         Demand deposits and time deposits - The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using interest rates currently offered for deposits of similar remaining maturities.

         Borrowings from the Federal Home Loan Bank and other borrowed funds - Interest rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

2.       INVESTMENT SECURITIES HELD-TO-MATURITY

         Investment securities held-to-maturity at December 31, 1996 and 1995 consisted of tax exempt obligations due in less than one year.

3.       INVESTMENT SECURITIES HELD FOR TRADING

         Investment securities held for trading at December 31, 1996 and 1995 consisted of an investment in a mutual fund.

         The Company buys and sells debt and equity securities that are classified as trading securities. At each reporting period, the Company adjusts the value of these securities to market value. Net gains of $222,848 and $152,470 were recorded in 1996 and 1995, respectively. Net losses in the amount of $137,989 were recorded in 1994.

4.       INVESTMENT SECURITIES AVAILABLE-FOR-SALE

         Investment securities available-for-sale at December 31, 1996 and 1995 consisted of the following:

                                                                             December 31, 1996
                                                                              Gross          Gross        Estimated
                                                            Amortized    Unrealized     Unrealized           Market
                                                                 Cost         Gains         Losses            Value
                                                                 ----         -----         ------            -----
         U.S. Government Agencies
             Due after one year through five years        $17,975,954      $ 72,448       $(16,515)     $18,031,887
             Due after five years through ten years               ---           ---            ---              ---
         Corporate Notes
             Due in one year or less                          724,718         1,754            ---          726,472
             Due after one year through five years          2,972,203        36,946            ---        3,009,149
             Due after five years through ten years           639,207        11,345            ---          650,552
         Preferred stock                                    2,547,723         9,252            ---        2,556,975
                                                          -----------      --------       --------      -----------
         Total                                            $24,859,805      $131,745       $(16,515)     $24,975,035
                                                          ===========      ========       ========      ===========

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


                                                                              December 31, 1995
                                                                              Gross          Gross        Estimated
                                                            Amortized    Unrealized     Unrealized           Market
                                                                 Cost         Gains         Losses            Value
                                                                 ----         -----         ------            -----
         U.S. Government Agencies
             Due after one year through five years        $10,991,273      $132,055       $(15,000)     $11,108,328
             Due after five years through ten years         8,978,750        39,129        (11,400)       9,006,479
         Corporate Notes
             Due in one year or less                        1,996,543        19,719            ---        2,016,262
             Due after one year through five years          3,668,388       103,305            ---        3,771,693
             Due after five years through ten years           645,621        33,639            ---          679,260
         Preferred stock                                    2,096,775        50,725            ---        2,147,500
                                                          -----------      --------       --------      -----------
         Total                                            $28,377,350      $378,572       $(26,400)     $28,729,522
                                                          ===========      ========       ========      ===========

         U.S. Government Agencies consist of $2,000,000 and $11,000,000 of step-up securities with periodic interest rate adjustments and call dates as well as $15,975,954 and $8,970,023 of callable agency notes at December 31, 1996 and 1995, respectively.

         No investment securities available-for-sale were sold under agreement to repurchase at December 31, 1996. U.S. Government Agencies with amortized costs of $8,978,750 and market values of $9,006,479 were sold under agreement to repurchase at December 31, 1995.

         There were no sales of investment securities available-for-sale during 1996, 1995 and 1994.

5.       MORTGAGE-BACKED SECURITIES

         A summary of mortgage-backed securities at December 31, 1996 and 1995 consisted of the following:


                                                                            December 31, 1996
                                                              Gross           Gross          Gross      Estimated
                                                          Amortized      Unrealized     Unrealized         Market
                                                               Cost           Gains         Losses          Value
                                                               ----           -----         ------          -----
         Mortgage-Backed Securities
             Available-for-Sale
         FNMA pass-through certificates                 $ 1,862,589       $  34,577    $    (2,302)   $ 1,894,864
         FHLMC pass-through certificates                  4,342,140         236,560           (167)     4,578,533
         GNMA pass-through certificates                   6,070,394         389,659            ---      6,460,053
         Real estate mortgage investment
             conduit obligations                         80,416,374         277,492     (2,411,055)    78,282,811
                                                        -----------      ----------    -----------    -----------
         Total mortgage-backed securities
             available-for-sale                         $92,691,497        $938,288    $(2,413,524)   $91,216,261
                                                        ===========      ==========    ===========    ===========
         Mortgage-Backed Securities
             Held to Maturity
         Non-agency pass through certificates           $ 6,143,017      $   47,852    $    (6,699)   $ 6,184,170
         Real estate mortgage investment
             conduit obligations                         91,247,732       1,202,415       (216,800)    92,233,347
                                                        -----------      ----------    -----------    -----------
         Total mortgage-backed securities
             held to maturity                           $97,390,749      $1,250,267    $  (223,499)   $98,417,517
                                                        ===========      ==========    ===========    ===========

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


                                                                             December 31, 1995
                                                              Gross           Gross          Gross      Estimated
                                                          Amortized      Unrealized     Unrealized         Market
                                                               Cost           Gains         Losses          Value
                                                               ----           -----         ------          -----
         Mortgage-Backed Securities
             Available-for-Sale
         FNMA pass-through certificates                 $ 2,340,880       $  38,472    $       ---    $ 2,379,352
         FHLMC pass-through certificates                  5,573,652         332,827           (373)     5,906,106
         GNMA pass-through certificates                   7,775,011         378,043            ---      8,153,054
         Real estate mortgage investment
             conduit obligations                         63,633,391         236,559     (1,542,785)    62,327,165
                                                        -----------        --------    -----------    -----------
         Total mortgage-backed securities
             available-for-sale                         $79,322,934      $  985,901    $(1,543,158)   $78,765,677
                                                        ===========      ==========    ===========    ===========
         Mortgage-Backed Securities
             Held to Maturity
         Non-agency pass through certificates           $ 7,319,434      $   79,947    $   (47,265)   $ 7,352,116
         Real estate mortgage investment
             conduit obligations                         60,675,113       1,651,045        (89,788)    62,236,370
                                                        -----------       ---------     -----------    ----------
         Total mortgage-backed securities
             held to maturity                           $67,994,547      $1,730,992    $  (137,053)   $69,588,486
                                                        ===========      ==========    ===========    ===========

         Mortgage-backed securities with amortized costs of $66,690,201 and $36,860,813 and market values of approximately $66,990,150 and $36,863,793 were pledged as collateral for securities sold under agreements to repurchase at December 31, 1996 and 1995, respectively.

         The Company had FHLMC pass-through certificates with amortized costs of $800,247 and $873,162 and market values of $846,129 and $933,214 pledged for the Treasury, Tax, and Loan Account and the Discount Window at the Federal Reserve Bank of Philadelphia at December 31, 1996 and 1995, respectively.

         Gains of $24,726 were recognized in 1996 from the sales of MBS available-for-sale. There were no sales of MBS during 1995 and 1994.

         Expected maturities of MBS will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


6.       LOANS RECEIVABLE

         Loans receivable at December 31, 1996 and 1995 consisted of the following:

                                                                                              December 31,
                                                                                          1996           1995
                                                                                          ----           ----
         Residential mortgage loans on existing property                              $203,573,974   $206,264,708
         Residential construction mortgage loans                                         3,823,763      3,258,284
         Commercial real estate loans                                                   17,213,802     15,670,880
         Commercial business loans                                                       1,948,398      1,232,999
         Consumer loans:
             Home equity loans                                                          19,479,002     16,631,949
             Mobile home loans                                                           6,605,623      7,804,508
             Equity lines of credit                                                      3,992,872      3,674,874
             Automobile loans                                                            4,630,703      4,087,717
             Other loans                                                                 3,747,576      3,538,614
                                                                                      ------------   ------------
         Total                                                                         265,015,713    262,164,533
         Undisbursed portion of loans in process                                        (1,222,037)    (1,680,884)
         Deferred loan fees, discounts and premiums (net)                               (1,799,736)    (2,122,629)
         Allowance for credit losses                                                    (3,760,485)    (3,562,330)
                                                                                      ------------   ------------
         Total                                                                        $258,233,455   $254,798,690
                                                                                      ============   ============

         The Company originates or purchases both adjustable and fixed interest rate loans. At December 31, 1996 the composition of loans (excluding non-performing loans, deferred loan fees, discounts, premiums, and allowance for credit losses), by maturity or repricing was as follows:

                                                                                             Fixed     Adjustable
                                                                                              Rate           Rate
                                                                                          --------     ----------
                                                                                                    (in thousands)
         1 month - 1 year                                                                 $  3,980        $60,387
         1 - 3 years                                                                         5,886         24,420
         3 - 5 years                                                                        12,956          1,266
         5 - 10 years                                                                       33,935            ---
         10 - 20 years                                                                     103,708            ---
         over 20 years                                                                      14,043            ---
                                                                                          --------        -------
         Total                                                                            $174,508        $86,073
                                                                                          ========        =======

         Adjustable rate loans have interest rate adjustment limitations and are generally indexed to the 1-year or 3-year U.S.Treasury interest rate. Market factors affect the correlation of the interest rate adjustment to the interest rates the Company pays on short-term deposits which have primarily been used to fund these loans.

         At December 31, 1996 and 1995, the Company was servicing loans for others amounting to $64,900,000, and $63,400,000, respectively. Servicing loans for others generally consists of collecting mortgage payments, disbursing payments to investors and processing foreclosures. Loan servicing income is recorded upon receipt and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. Mortgage servicing rights of $73,117 were capitalized in 1996. Amortization of mortgage servicing rights was $3,656 in 1996.

         Loans to executive officers and directors at December 31, 1996 and 1995 were $832,093 and $669,504, respectively. Additional loans and repayments for the year ended December 31, 1996 were $235,471 and $72,882, respectively.

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         At December 31, 1996 approximately 61% and 13% of mortgage loans receivable were collateralized by property located in New Jersey and Delaware, respectively.

         The following schedule summarizes the changes in the allowance for credit losses:

                                                                                     Year Ended December 31,
                                                                               1996           1995           1994
                                                                               ----           ----           ----
         Beginning balance                                               $3,562,330     $3,315,340     $2,662,977
         Provision for credit losses                                        400,000        600,000        550,000
         Charge-offs                                                       (357,530)      (580,427)       (43,921)
         Recoveries                                                         155,685        227,417        146,284
                                                                         ----------     ----------     ----------
         Total                                                           $3,760,485     $3,562,330     $3,315,340
                                                                         ==========     ==========     ==========


         Non-accrual loans at December 31, 1996 and 1995, net of charge-offs, were $3,213,053 and $2,921,459, respectively. The reserve for delinquent interest on loans totaled $261,123 and $269,869 at December 31, 1996 and 1995, respectively, and is netted against accrued interest receivable.

         At December 31, 1996 and 1995, the recorded investment in loans that are considered to be impaired as defined by FAS 114 totaled $333,613, and $286,446 (of which $159,610 and $219,954 were included in non-accrual loans), respectively. All impaired loans have no allowances for credit losses as a result of $114,831 and $164,000 in charge-offs during 1996 and 1995, respectively. The average recorded investment in impaired loans were $273,919 and $148,719 during the years ended December 31, 1996 and 1995, respectively. Payments received on impaired loans that are not classified non-accrual are recognized as income on the cash basis. For the years ended December 31, 1996 and 1995, the Company recognized interest income of $23,682 and $13,109 on impaired loans.

7.       LOANS HELD FOR SALE

         Loans held for sale at December 31, 1996 and 1995 amounted to $675,700 and $418,305, respectively. Loans held for sale consist of 30 year fixed-rate residential mortgage loans which qualify for sale in the secondary market. These loans are recorded at the lower of cost or market value determined on an aggregate basis.

         At December 31, 1996 the Company had $1,043,200 in forward loan sale contracts to an agency. No forward loan sales were outstanding at December 31, 1995. Loans held-for-sale and settled and loan applications in various stages of the underwriting process as of December 31, 1996 will be used to satisfy these forward loan sales.

         During 1994, $7,047,141 in 20 year fixed rate residential loans and $2,755,620 in 30 year fixed rate residential loans were transferred from loans held for sale to loans receivable at the then current market values. Losses in the amount of $193,768 are included in the statement of income as though the loans were actually sold in 1994.

         Net losses of $83,749 and $644,271 on the sale of loans held for sale were recorded in 1996 and 1994, respectively. Net gains of $128,109 were recorded in 1995.

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
8.       ACCRUED INTEREST RECEIVABLE

         Accrued interest receivable at December 31, 1996 and 1995 consisted of the following:

                                                                                                December 31,
                                                                                              1996           1995
                                                                                              ----           ----
         Loans                                                                          $1,565,647     $1,607,790
         Mortgage-backed securities                                                        986,454        790,402
         Investment securities                                                             461,068        505,087
                                                                                        ----------     ----------
         Total                                                                          $3,013,169     $2,903,279
                                                                                        ==========     ==========


9.       REAL ESTATE OWNED AND OTHER REPOSSESSED ASSETS

         Real estate owned and other repossessed assets at December 31, 1996 and 1995 consisted of the following:

                                                                                                 December 31,
                                                                                              1996           1995
                                                                                              ----           ----
         Real estate owned                                                                $941,222       $480,763
         Other repossessed assets                                                            6,500          6,000
                                                                                          --------       --------
         Total                                                                            $947,722       $486,763
                                                                                          ========       ========

10.      OFFICE PROPERTIES AND EQUIPMENT

         Office properties and equipment are summarized by major classifications as follows:

                                                                                                  December 31,
                                                                                              1996           1995
                                                                                              ----           ----
         Land, buildings and improvements                                               $3,689,265     $3,435,768
         Furniture and equipment                                                         1,437,197        969,719
                                                                                        ----------     ----------
         Total                                                                           5,126,462      4,405,487
         Less accumulated depreciation                                                  (2,127,606)    (1,819,166)
                                                                                        ----------     ----------
         Total                                                                          $2,998,856     $2,586,321
                                                                                        ==========     ==========

         The Company leases three branch offices and other office space. The leases of these facilities are accounted for as operating leases. Total rental expense was $106,433, $104,049 and $64,944 for the years ended December 31, 1996, 1995 and 1994, respectively.

         Minimum rental commitments under the operating leases are as follows:

                                                                                              1997       $ 83,808
                                                                                              1998         52,708
                                                                                              1999         29,241
                                                                                              2000         27,108
                                                                                              2001         27,108
                                                                                   2002 and beyond          6,777
                                                                                                         --------
                                                                                             Total       $226,750
                                                                                                         ========

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


11.      DEPOSITS

         Deposits at December 31, 1996 and 1995 consisted of the following:

                                                                                        December 31,
                                                                              1996                          1995
                                                                              ----                          ----
                                                                          Weighted                      Weighted
                                                                           Average                       Average
                                                                          Interest                      Interest
                                                                Amount        Rate             Amount       Rate
                                                                ------        ----             ------       ----
         NOW accounts                                      $26,477,271       1.54%      $  26,292,766       2.02%
         Non-interest bearing accounts                       7,594,466        ---          7,042,519         ---
         Money market and other accounts                    51,407,656       4.05          41,364,855       4.10
         Savings and club accounts                          34,541,096       2.77          40,043,245       2.77
                                                           -----------       ----       -------------       ----
             Subtotal                                      120,020,489       2.87         114,743,385       2.91
                                                           -----------       ----       -------------       ----
         Certificates by maturity:
             6 months or less                               78,431,089       5.26          58,010,512       5.30
             6 months to 1 year                             34,616,074       5.50          44,724,687       5.51
             1 to 2 years                                   36,985,319       5.51          26,548,551       5.69
             2 to 3 years                                    9,953,736       5.71          14,325,846       5.48
             Over 3 years                                    9,912,572       5.94          11,614,071       6.09
                                                           -----------       ----       -------------       ----
         Total certificates                                169,898,790       5.43         155,223,667       5.50
                                                           -----------       ----       -------------       ----
             Subtotal                                      289,919,279       4.37%        269,967,052       4.40%
                                                                             ====                           ====
         Accrued interest payable                              378,408                        208,686
                                                          ------------                   ------------
         Total                                            $290,297,687                   $270,175,738
                                                          ============                   ============

         Jumbo Certificates of Deposits are accounts in excess of $95,000 that are solicited directly or through brokers in the national market. At December 31, 1996 and 1995 the Company had $35,267,599 and $27,589,266,
         respectively, in Jumbo Certificates of Deposit of which $14,714,990 and $15,733,969, respectively, were brokered deposits.

         At December 31, 1996 and 1995, mortgage loans and MBS aggregating $1,616,821 and $813,776, respectively, were pledged for public fund deposits as required by the New Jersey Department of Banking's Governmental Unit Deposit Protection Act.

         REMICS with amortized costs of $498,229 and $688,213 and market values of $492,313 and $682,941 were pledged for savings deposits at December 31, 1996 and 1995, respectively.

         Following is a summary of interest expense by type of account:

                                                                                          December 31,
                                                                              1996            1995           1994
                                                                              ----            ----           ----
         NOW                                                           $   407,851     $   517,561     $  478,614
         Money market and other                                          1,858,601       1,359,524        962,891
         Savings and club                                                1,032,328       1,174,685      1,330,618
         Certificate                                                     8,822,040       8,127,383      5,582,427
                                                                       -----------     -----------     ----------
         Total                                                         $12,120,820     $11,179,153     $8,354,550
                                                                       ===========     ===========     ==========

         Interest paid on deposits for the years ended December 31, 1996, 1995 and 1994 was $11,951,098, $11,182,881 and $8,286,644, respectively.

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


12.      BORROWINGS FROM FEDERAL HOME LOAN BANK

         Borrowings from the Federal Home Loan Bank at December 31, 1996 and 1995 consisted of the following:

                                                                                     December 31,
                                                                             1996                          1995
                                                                             ----                          ----
                                                                         Weighted                      Weighted
                                                                          Average                       Average
                                                                         Interest                      Interest
                                                                Amount       Rate              Amount      Rate
                                                                ------       ----              ------      ----
         Maturing during:
         1996                                             $        ---        ---%       $ 52,500,000   (1)5.73%
         1997                                               94,061,750    (1)5.69          28,399,150      5.84
         1998                                               19,828,180       5.99          15,265,780      5.87
         1999                                               15,875,000       6.03           3,625,000      6.77
         2000                                                6,257,370       6.58           6,007,370      6.56
         2001                                                  600,000       7.12                 ---       ---
                                                          ------------       ----        ------------      ----
         Total                                            $136,622,300       5.82%       $105,797,300      5.86%
                                                          ============       ====        ============      ====

------------------------------------


         (1) Borrowing rates on the line of credit are presented based on a 31 day average rate.

         The Bank has a line of credit at the Federal Home Loan Bank for $47,157,230 of which $38,428,000 was outstanding at December 31, 1996. The interest rate adjusts daily based on the Federal Funds rate.

         Borrowings from the Federal Home Loan Bank include loans that adjust quarterly based on the London Interbank Offered Rate (LIBOR). Adjustable borrowings totaled $10,000,000 at December 31, 1996, and at December 31, 1995.

         Borrowings from the Federal Home Loan Bank at December 31, 1996 also include securities sold under agreements to repurchase of $27,297,000. These agreements are due within 30 days and have an interest rate of 5.61%. Securities sold under agreement to repurchase were collateralized by mortgage-backed securities with amortized costs of $28,935,254 and market values of approximately $28,816,102. There were no securities sold under agreements to repurchase with the Federal Home Loan Bank as of December 31, 1995.

         Borrowings from the Federal Home Loan Bank averaged $120,987,383 and $93,037,610 and the maximum outstanding at any month-end was $147,509,300 and $105,797,300 during the years ended December 31, 1996 and 1995, respectively.

         Borrowings from the Federal Home Loan Bank are collateralized by Federal Home Loan Bank stock and substantially all first mortgage loans.

         Interest expense on borrowings from Federal Home Loan Bank was as follows:

                                                                                  Years Ended December 31,
                                                                               1996           1995           1994
                                                                               ----           ----           ----
         Federal Home Loan Bank borrowings                               $6,702,751     $5,443,740     $4,269,188
         Amortization of fair market premium                                    ---        (20,670)       (41,340)
                                                                         ----------     ----------     ----------
         Total                                                           $6,702,751     $5,423,070     $4,227,848
                                                                         ==========     ==========     ==========

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


         Interest paid on borrowings from Federal Home Loan Bank for the years ended December 31, 1996, 1995 and 1994 was $6,622,854 , $5,420,238 and
         $4,290,920, respectively.

13.      OTHER BORROWED FUNDS

         Other borrowed funds at December 31, 1996 and 1995 consisted of the following securities sold under agreements to repurchase.

                                                                                       December 31,
                                                                             1996                          1995
                                                                             ----                          ----
                                                                         Weighted                      Weighted
                                                                          Average                       Average
                                                                         Interest                      Interest
                                                                Amount       Rate              Amount      Rate
                                                                ------       ----              ------      ----
         Maturing during:
         1996                                              $       ---       ---%         $44,329,000      6.00%
         1997                                               16,526,000      5.60                  ---       ---
         1998                                                      ---       ---                  ---       ---
         1999                                               20,000,000      5.84                  ---       ---
                                                           -----------      ----          -----------      ----
         1996                                              $36,526,000      5.73%         $44,329,000      6.00%
                                                           ===========      ====          ===========      ====


         These agreements are treated as borrowings. Securities sold under agreement to repurchase were collateralized by MBS and U.S. Government agency securities with amortized costs of $37,754,947 and $45,839,563 and market values of approximately $38,174,048 and $45,870,272 at December 31, 1996 and 1995, respectively. The MBS and U.S. Government agency securities underlying the agreements were delivered to, and are held by the dealers who arranged the transactions. Securities sold under agreements to repurchase averaged $43,966,833 and $39,317,783 and the maximum amount outstanding at any month-end was $54,967,000 and $44,516,000 during the years ended December 31, 1996 and 1995, respectively.

         Interest expense on other borrowed funds for the years ended December 31, 1996, 1995 and 1994 was $2,540,055, $2,370,051 and $1,318,329,
         respectively.

         Interest paid on other borrowed funds for the years ended December 31, 1996, 1995 and 1994 was $2,587,178, $2,287,399 and $1,139,935,
         respectively.

14.      SAIF RECAPITALIZATION ASSESSMENT

         On September 30, 1996, the Deposit Insurance Funds Act of 1996, which includes the recapitalization of the Savings Association Insurance Fund
         (SAIF), became law. Accordingly, all depository institutions with SAIF insured deposits were charged a one-time special assessment on their SAIF-assessable deposits as of March 31, 1995 at the rate of 65.7 basis points, paid on November 27, 1996. The Bank's assessment was $1,564,323. SAIF will reduce the insurance premium from $.23 per $100 of deposits to $.0648 per $100 of deposits starting in 1997.

15.      INCOME TAXES

         The Bank was previously permitted under the Internal Revenue Code (the
         Code) to deduct an annual addition to the reserve for bad debts in determining taxable income, subject to certain limitations.

         The Bank's deduction was based upon the percentage of taxable income method as defined by the Code. The bad debt deduction allowable under this method equaled 8% of taxable income determined without

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


         regard to that deduction and with certain adjustments. This addition differed from the bad debt experience used for financial accounting purposes.

         In August 1996, The Small Business Job Protection Act (the Act) was signed into law. The Act repealed the percentage of taxable income method of accounting for bad debts for thrift institutions effective for years beginning after December 31, 1995. The Act provides that bad debt reserves accumulated prior to 1988 be exempt from recapture. Bad debt reserves accumulated after 1987 ("applicable excess reserves") are subject to recapture. The Act requires the Bank as of January 1, 1996 to change its method of computing reserves for bad debts to the experience method. The bad debt deduction allowable under this method is available to financial institutions with assets less than $500 million. Generally, this method will allow the Bank to deduct an annual addition to the reserve for bad debts equal to the increase in the balance of the Bank's reserve for bad debts at the end of the year to an amount equal to the percentage of total loans at the end of the year, computed using the ratio of the previous six years net chargeoffs divided by the sum of the previous six years total outstanding loans at year end. If a financial institution's assets exceed $500 million, it will be permitted to deduct only actual bad debts as they occur.

         The Act requires that a thrift institution subject to the change in its method of computing reserves for bad debts treat such change as a change in a method of accounting determined solely with respect to the "applicable excess reserves" of the institution. The amount of the applicable excess reserves will be taken into account ratably over a six-taxable year period, beginning with the first taxable year after December 31, 1995. The timing of this recapture may be delayed for a two-year period provided certain residential loan origination requirements are met. The amount of applicable excess reserves subject to recapture totaled approximately $952,000 and the related tax liability included in the Bank's net deferred taxes totaled $342,743 at December 31, 1995. For financial reporting purposes, the Bank will not incur any additional tax expenses. At December 31, 1996, under FAS 109, deferred taxes were provided on the difference between the book reserve at December 31, 1995 and the applicable excess reserve in the amount equal to the Bank's increase in the tax reserve from December 31, 1987 to December 31, 1995. Retained earnings includes approximately $3,229,000 representing bad debt deductions for which no deferred income taxes have been provided at December 31, 1996 and 1995. Under the Code, this amount may become taxable if dissolution, liquidation or certain other distributions occur. However, under FAS 109, the Bank is not required to provide deferred taxes for reserves established prior to December 1987.The following are the major sources of temporary differences and their deferred tax effect at December 31, 1996 and 1995:

                                                                                                 December 31,
                                                                                              1996           1995
                                                                                              ----           ----
         Deferred Tax Assets:
             Credit loss reserve                                                        $1,353,775     $1,282,439
             Unrealized loss on securities available-for-sale                              489,602         73,830
             Deposit premium                                                               131,592         65,120
             Acquisition costs                                                                 ---         32,435
             Deferred loan fees                                                                ---        122,378
                                                                                        ----------     ----------
             Total deferred tax assets                                                   1,974,969      1,576,202
                                                                                        ----------     ----------
         Deferred Tax Liabilities:
             Deferred loan fees                                                            141,954            ---
             Unrealized loss on loans held for sale                                         89,402         20,151
             Depreciation                                                                   53,065         26,887
             Excess reserves subject to recapture                                          342,743        356,232
             Purchase accounting adjustments                                                   375         13,388
                                                                                        ----------     ----------
             Total deferred tax liabilities                                                627,539        416,658
                                                                                        ----------     ----------
         Net deferred tax asset                                                          1,347,430      1,159,544
         Valuation allowance                                                                   ---       (617,071)
                                                                                        ----------     ----------
         Net deferred tax asset after valuation allowance                               $1,347,430     $  542,473
                                                                                        ==========     ==========

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         The Company's effective tax rate differs from the statutory federal income tax rate for the following reasons:

                                                                         Years Ended December 31,
                                                          1996                     1995                      1994
                                                          ----                     ----                      ----
                                                    Percentage               Percentage                Percentage
                                                     of Pretax                of Pretax                 of Pretax
                                          Amount        Income       Amount      Income        Amount      Income
                                          ------        ------       ------      ------        ------      ------
         Tax at statutory rate        $1,808,943      34.0%      $2,506,110     34.0%      $2,277,202      34.0%
         Increase (decrease) in
             taxes resulting from:
             Accretion of excess of
               fair value over cost      (84,644)     (1.6)         (84,644)    (1.2)         (84,660)     (1.3)
             Increase in valuation
               allowance for
               deferred tax asset        115,132       2.2          129,404      1.8          194,132       2.9
             Tax-free interest           (13,781)      (.3)          (9,515)     (.1)         (10,806)      (.2)
             State income tax, net
               of federal benefit         86,790       1.6          151,140      2.0          133,650       2.0
             Other, net                 (145,237)     (2.7)         (32,495)     (.4)         (14,968)      (.2)
                                      ----------      ----       ----------     ----       ----------      ----
         Total current and
             deferred income taxes    $1,767,203      33.2%      $2,660,000     36.1%      $2,494,550      37.2%
                                      ==========      ====       ==========     ====       ==========      ====

         Deferred  federal  income  tax  expense  (benefit)   consisted  of  the
         following tax effects of temporary differences:

                                                                                   Years Ended December 31,
                                                                               1996           1995           1994
                                                                               ----           ----           ----
         Accelerated depreciation                                          $ 26,178       $ 14,400       $ 10,327
         Deferred loan fees                                                 264,332         42,319        137,858
         Acquisition costs                                                   32,435         38,160         54,111
         Bad debt                                                           (13,489)       149,952         92,880
         Loan loss reserve (net)                                             43,796         40,487        (30,674)
         Loans held for sale                                                 69,251       (246,963)       267,114
         Deposit premium                                                    (66,472)       (65,120)           ---
         Other, net                                                         (13,013)       (22,765)       (85,403)
                                                                           --------       --------       --------
         Total                                                             $343,018       $(49,530)      $446,213
                                                                           ========       ========       ========

         The Company made income tax payments of $1,711,880, $2,538,696 and $2,107,181 during the years ended December 31, 1996, 1995 and 1994, respectively.

         A recovery of a valuation allowance related to deferred income taxes was recognized in the amount of $732,203 during the quarter ended September 30, 1996. The recovery was recognized after considering the impact of a recent change in the Code related to the bad debt deduction and the estimated timing of temporary differences related to deferred loan fees for tax purposes.

16.      REGULATORY CAPITAL REQUIREMENTS

         The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. The Office of Thrift Supervision (OTS) sets forth capital standards applicable to all thrifts. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to adjusted assets (as defined), and of Tier I and total capital (as defined) to risk-weighted assets (as defined). As of December 31, 1996, management believes that the Bank meets all capital adequacy requirements to which it is subject.

         As of December 31, 1996, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum tangible, core and risk-based ratios. There are no conditions or events since that notification that management believes have changed the institution's category.

         The Bank's regulatory capital amounts differ from those presented under GAAP. The following is a reconciliation of GAAP capital to regulatory capital at December 31, 1996 and 1995.

                                                                                     Regulatory Capital
                                                                          Core, Tangible
                                                                   and Tier 1 Risk-Based         Total Risk-Based
                                                                   ---------------------         ----------------
                                                                                      (in thousands)

         At December 31, 1996
             GAAP capital                                                        $32,029                 $32,029
             Deposit premium                                                        (631)                   (631)
             Investment in subsidiary                                               (145)                   (145)
             Unrealized losses on certain available for sale securities              876                     876
             Equity investment                                                       ---                     (75)
             Allowance for credit losses                                             ---                   2,571
                                                                                 -------                 -------
             Regulatory capital                                                  $32,129                 $34,625
                                                                                 =======                 =======

         At December 31, 1995
             GAAP capital                                                        $30,103                 $30,103
             Deposit premium                                                        (889)                   (889)
             Investment in subsidiary                                               (156)                   (156)
             Unrealized losses on certain available for sale securities              164                     164
             Equity investment                                                       ---                     (75)
             Allowance for credit losses                                             ---                   2,525
                                                                                 -------                 -------
             Regulatory capital                                                  $29,222                 $31,672
                                                                                 =======                 =======

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         The table below presents the Bank's actual and regulatory required capital amounts for core, tangible, tier 1 risk-based and total risk-based capital for the years ended December 31, 1996 and 1995.

                                                                                                 Required to be
                                                                           Required for         Well Capitalized
                                                                        Capital Adequacy           Under Prompt
                                                Actual                      Purposes             Corrective Action
                                          --------------------       ----------------------    --------------------
                                          Amount    Percentage       Amount     Percentage      Amount   Percentage
                                          --------------------       ----------------------    --------------------
                                                                                              (dollars in thousands)
         At December 31, 1996:
             Core (Leverage)             $32,129          6.45%     $14,938         3.0%     $24,897         5.0%
             Tangible                     32,129          6.45        7,469         1.5          N/A         N/A
             Tier I risk-based            32,129         15.62        8,226         4.0       12,339         6.0
             Total risk-based             34,625         16.84       16,452         8.0       20,565        10.0
         At December 31, 1995:
             Core (Leverage)              29,222          6.47%      13,556         3.0%      22,593         5.0%
             Tangible                     29,222          6.47        6,778         1.5          N/A         N/A
             Tier I risk-based            29,222         14.47        8,080         4.0       12,120         6.0
             Total risk-based             31,672         15.68       16,159         8.0       20,199        10.0

17.      EMPLOYEE STOCK OWNERSHIP PLANS

         A non-leveraged Employee Stock Ownership Plan (Plan) is provided for eligible employees. The Plan contains provisions which allow employees to enter into salary reduction arrangements intended to qualify under
         Section 401(k) of the Code. The number of allocated shares in the Plan was 183,681 and 166,351 at December 31, 1996 and 1995, respectively. The allocation includes shares purchased by plan participants funded by their own self-directed contributions.

         The Board of Directors approved matching contributions to the Plan with respect to those employees who elected salary reduction contributions. In addition, a discretionary profit sharing contribution may be approved by the Board of Directors. The total Plan contribution, including the discretionary profit sharing contribution, totaled $270,880, $216,000 and $150,000 for the years ended December 31, 1996,
         1995 and 1994, respectively.

18.      STOCK OPTIONS

         The Shareholders approved the adoption by the Board of Directors of an Employee Stock Compensation Program and Stock Option Plan for Non-Employee Directors (the Programs). Pursuant to the Programs, stock options may be granted which qualify as incentive stock options as well as stock options that do not qualify as incentive options under the Code. Non-employee directors, full-time officers, and key employees are eligible to receive options under the Programs. There are 417,700 shares of Common Stock available for issuance under the Programs after the four-for-three stock split declared by the Board of Directors on January 7, 1997.

         A summary of the Company's Programs at December 31, 1996, 1995 and 1994 and changes during the years then ended is presented in the table below.

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                     1996                      1995                   1994
                                            ----------------------   ----------------------   --------------------
                                                         Wtd. Avg.                Wtd. Avg.              Wtd. Avg.
                                            Shares      Ex. Price     Shares     Ex. Price     Shares   Ex. Price

         Beginning balance                  81,441        $10.54      74,424       $ 8.08      127,321    $ 4.20
             Granted                        41,029         14.52      26,385        12.59       29,780     10.13
             Exercised                      (1,509)         2.85     (16,271)        2.85      (82,677)     2.85
             Forfeiture                          0           ---      (3,097)        9.28            0       ---
                                           -------        ------      ------       ------       ------    ------
         Ending balance                    120,961        $11.99      81,441       $10.54       74,424    $ 8.08
                                           =======        ======      ======       ======       ======    ======
         Exercisable at end of year              0                     1,509                    17,780
                                           =======                    ======                    ======

         Exercise prices for options outstanding as of December 31, 1996 ranged from $9.28 to $14.63. The weighted average remaining contractual life of those options was 8.55 years.

         For years beginning January 1, 1995, pro forma information regarding net income and earnings per share is required by FAS 123. The Black-Scholes option pricing model was used to estimate the fair value of options granted during 1996 and 1995. The Black-Scholes model does not consider vesting and transfer restrictions. The model requires input of highly subjective assumptions including the expected stock price volatility. Because input assumptions can materiality affect the fair value estimate, in management's opinion the model does not necessarily provide a reliable single measure of the fair value of its employee stock options. The following table sets forth for the periods indicated information regarding (1) risk-free interest rates; (2) dividend yields; (3) volatility factors of the expected market price of the common stock; (4) weighted-average expected lives of the options; and (5) the weighted-average fair value of options granted.

         Fair value information:

                                                                                            1996           1995
                                                                                            ----           ----
         Risk-free interest rates                                                           6.28%          5.92%
         Dividend yields                                                                    2.55%          2.67%
         Volatility                                                                        23.86%         24.84%
         Expected life in years                                                              7.5            7.5
         Fair value of options granted                                                     $4.40          $3.71

         In accordance with APB 25 under the intrinsic value based method, the Company is required to recognize compensation expense for the excess of the quoted market price of the stock at the grant date over the amount an employee or non-employee director must pay to acquire the stock. Since all stock options are granted at market, no compensation expense was recognized at the grant date.

         Since the Company has elected to remain with the accounting in APB 25, disclosures of net income and earnings per share are required as if the fair value based method of accounting defined in FAS 123 had been applied. All options granted to date have 10 year terms and vest and become fully exercisable three years after the grant date. For the purpose of pro forma disclosure, the estimated fair value of the options are amortized to expense over the options' vesting period. Compensation expense related to options granted prior to amortization totaled $180,272 and $97,727 for the years ended December 31, 1996 and 1995, respectively. Since all options vest over a three year period, compensation expense of $40,987 and $6,978 are reflected in the pro forma adjustments. Additionally, since stock options granted to outside directors do not qualify as incentive stock options under the Code, they have been tax effected in the pro forma presentation.

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         The Company's net income, primary EPS and fully diluted EPS as reported and on a pro forma basis for the years indicated were as follows:

                                                                                          Years ended December 31,
                                                                                         1996                 1995
                                                                                         ----                 ----
         Net Income                                          As Reported           $4,285,420           $4,710,912
                                                             Pro Forma             $4,250,811           $4,706,447
         Primary EPS                                         As Reported                $1.57                $1.74
                                                             Pro Forma                  $1.56                $1.73
         Fully Diluted EPS                                   As Reported                $1.57                $1.73
                                                             Pro Forma                  $1.56                $1.73

         Because the FAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of that to be expected in future years.

19.      COMMITMENTS AND CONTINGENCIES

         The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit which involve, in varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated statements of financial condition.

         Exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on balance-sheet instruments.

         Commitments outstanding at December 31, 1996 and 1995 consisted of the following:

                                                                                                  December 31,
                                                                                              1996           1995
                                                                                              ----           ----
         Fixed rate mortgage loans (current market rates
             6.625% to 8.125% at December 31, 1996)                                    $ 2,310,300     $1,686,700
         Adjustable rate mortgage loans                                                  1,106,820            ---
         Purchase of fixed rate mortgage loans                                           7,189,033            ---
         Unused lines of credit                                                          5,420,592      4,618,605
         Letters of credit                                                                 573,766      1,176,358
         Consumer loans                                                                    564,258        207,794
         Loans in process                                                                1,222,037      1,680,884
                                                                                       -----------     ----------
         Total                                                                         $18,386,806     $9,370,341
                                                                                       ===========     ==========

         At December 31, 1996, all commitments are expected to be funded within one year.

20.      RESTRICTIONS ON RETAINED EARNINGS

         The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1996, approximately $12,042,000 of retained earnings were available for dividend declaration without prior regulatory approval.

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

21.      RELATED PARTIES

         The Company effected securities transactions through companies which are controlled by a member of the Board of Directors. The Director is the president and managing partner of these companies which are broker-dealers of securities. The transactions consist of purchases from and sales to these broker-dealers of mortgage-backed securities and other investment securities in the ordinary course of business. The aggregate amount of securities purchased from these broker-dealers during 1996, 1995 and 1994 were approximately $22 million, $23 million and $47 million, respectively. Total securities transactions for 1996, 1995 and 1994 were $91 million, $73 million and $93 million, respectively. The aggregate amount of securities sold to these broker-dealers during 1996 was $1.6 million. The aggregate amount of securities sold during 1996 was $13 million. There were no accounts payable/receivable to or from these companies at December 31, 1996 and 1995. During 1994, the Bank entered into reverse repurchase agreements with these broker-dealers in the amount of $32 million. Offers to purchase from or sell to other unaffiliated broker-dealers are solicited at the time of the purchase or sale to ensure that the terms of these securities transactions are comparable to the terms that could be obtained from other unaffiliated broker-dealers.

22.      LITIGATION AND SETTLEMENTS

         The Company is involved in litigation arising in the normal course of business. In management's opinion, the resolution of all pending litigation will not have a material adverse effect on its financial position, liquidity or results of operations. In March 1995, the Bank received $672,000 in settlement of an insurance claim and in December 1994 received $880,000 in settlement of litigation in regards to the Fidelity Mutual acquisition. Each amount is included in other income in the consolidated statements of income for the respective year.

23.      PARENT COMPANY FINANCIAL INFORMATION

         First Home Bancorp Inc. is a holding company organized under New Jersey law. It was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank in connection with the reorganization of the Bank to the holding company form. The Company was formed on February 22, 1996 and the reorganization was consummated on May 31, 1996.

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         Condensed financial statements of First Home Bancorp Inc. are as follows:

                   CONDENSED STATEMENT OF FINANCIAL CONDITION

                                                                                                 December 31, 1996
         ASSETS
             Cash and amounts due from depository institutions                                         $    16,019
             Interest-earning deposits                                                                     483,928
             Investment in subsidiary bank                                                              32,029,276
             Prepaid expenses and other assets                                                             393,963
                                                                                                       -----------
         TOTAL ASSETS                                                                                  $32,923,186
                                                                                                       ===========

         LIABILITIES AND SHAREHOLDERS' EQUITY
         Liabilities:
             Accounts payable and accrued expenses                                                     $   278,424
                                                                                                       -----------
         TOTAL LIABILITIES                                                                                 278,424

         Shareholders' equity:
             Common stock - no par value                                                                      ---
             Paid in capital excess of par                                                               8,922,941
             Retained earnings                                                                          24,592,225
             Unrealized loss on securities available for sale, net                                        (870,404)
                                                                                                       -----------
         Total shareholders' equity                                                                     32,644,762
                                                                                                       -----------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                    $32,923,186
                                                                                                       ===========

                          CONDENSED STATEMENT OF INCOME

                                                                                     Period from February 22, 1996
                                                                                         through December 31, 1996

         Interest income and dividends                                                                 $     8,928
         Dividend from subsidiary bank                                                                   1,300,000
         Equity in undistributed earnings of subsidiary bank                                             3,009,178
                                                                                                       -----------
             Total income                                                                                4,318,106
         Other operating expenses                                                                           41,236
                                                                                                       -----------
             Net income before taxes                                                                     4,276,870
         Income tax benefit                                                                                  8,550
                                                                                                       -----------
         Net income                                                                                    $ 4,285,420
                                                                                                       ===========

First Home Bancorp Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                        CONDENSED STATEMENT OF CASH FLOWS

                                                                                     Period from February 22, 1996
                                                                                         through December 31, 1996

         OPERATING ACTIVITIES:
             Net income                                                                                $ 4,285,420
             Equity in undistributed earnings of subsidiary bank                                        (3,009,178)
             Net other                                                                                    (115,539)
                                                                                                       -----------
         Net cash used in operating activities                                                           1,160,703
                                                                                                       -----------
         INVESTING ACTIVITIES:
             Investment in subsidiary stock                                                                   (100)
                                                                                                       -----------
          Net cash provided by investing activities                                                           (100)
                                                                                                       -----------
         FINANCING ACTIVITIES:
             Cash dividends and cash in lieu of fractional shares                                         (764,958)
             Company formation                                                                             100,000
             Proceeds from exercise of common stock options                                                  4,302
                                                                                                       -----------
         Net cash used in financing activities                                                            (660,656)
                                                                                                       -----------
         INCREASE IN CASH AND CASH EQUIVALENTS                                                             499,947
         CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                                        0
                                                                                                       -----------
         CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                    $   499,947
                                                                                                       ===========

                                       42

First Home Bancorp Inc.
Report of Independent Public Accountants
--------------------------------------------------------------------------------

                               ARTHUR ANDERSEN LLP



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of First Home Bancorp Inc.:


We have audited the accompanying consolidated statements of financial condition of First Home Bancorp Inc. and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Home Bancorp Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                     Arthur Andersen LLP

Philadelphia, Pa.
February 10, 1997

First Home Bancorp Inc.
Corporate Information
--------------------------------------------------------------------------------

ANNUAL MEETING

The annual meeting of First Home Bancorp Inc. will be held on April 25, 1997 at 10:30 a.m. at the Holiday Inn, Exit 10, I-295 at Pureland Industrial Complex, Bridgeport, New Jersey.

STOCK LISTING

The Company's common stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol: "FSPG". Trading information on the Company's common stock can be located in the financial section of most major newspapers.

ANNUAL REPORT ON FORM 10-K AND OTHER
INVESTOR INFORMATION

The Company will furnish upon written request at no charge to any shareholder a copy of the Annual Report on Form 10-K for the year ended December 31, 1996 and the exhibits thereto required to be filed with the Securities Exchange Commission under the Securities Exchange Act of 1934 by writing to:

Robert A. DiValerio
First Home Bancorp Inc.
P.O. Box 189
Pennsville, NJ 08070

TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, N.J. 07660
1-800-851-9677

ACCOUNTANTS

Arthur Andersen LLP
1601 Market Street
Philadelphia, PA 19103

SECURITIES COUNSEL

Blank Rome Comisky & McCauley
1200 Four Penn Center Plaza
Philadelphia, PA 19103

GENERAL COUNSEL

Warren W. Homan
317 Shell Road
Penns Grove, NJ 08069

ADMINISTRATIVE CENTER
---------------------
125 S. Broadway
Pennsville, NJ 08070
(609) 678-4400

LOAN CENTER
-----------
5 Ferry Road
Pennsville, NJ 08070
(609) 678-5100

NEW JERSEY OFFICES
------------------

CARNEYS POINT
221 Shell Road
Carneys Point, NJ 08069
(609) 299-9200

ELMER
Main Street and Harding Highway
Elmer, NJ 08318
(609) 358-8121

GIBBSTOWN
401 Harmony Road
Gibbstown, NJ 08027
(609) 423-8822

NEWFIELD
12 Northwest Blvd.
Newfield, NJ 08344
(609) 697-4770

PENNSAUKEN
5714 Westfield Avenue
Pennsauken, NJ 08110
(609) 665-2240

PENNS GROVE
157 West Main Street
Penns Grove, NJ 08069
(609) 299-1766

PENNSVILLE
125 South Broadway
Pennsville, NJ 08070
(609) 678-3133

WESTMONT
302 Haddon Avenue
Westmont, NJ 08108
(609) 858-1800

DELAWARE OFFICES
----------------

STANTON
First State Plaza
1608 W. Newport Pike
Stanton, DE  19804
(302) 998-6858

WILMINGTON
600 S. Harrison Street
Wilmington, DE  19805
(302) 654-6224

First Home Bancorp Inc.
Directors and Officers
--------------------------------------------------------------------------------

First Home Bancorp Inc.
Board of Directors

Willard F. Cheeseman
Adam J. Gagliardi, Jr.
Eugene J. Martell
Stephen D. Miller
Frederick M. Palfrey
W. Kenneth Porch
Stephen R. Selverian
Rodger D. Shay

OFFICERS

Stephen D. Miller
President, Chief Executive Officer
and Chairman of the Board

Robert A. DiValerio
Senior Executive Vice President,
Chief Financial Officer and Secretary

Duff P. O'Connor
Executive Vice President

Stephen R. Selverian
Executive Vice President

FIRST HOME SAVINGS BANK, F.S.B.
EXECUTIVE OFFICERS

Stephen D. Miller
President, Chief Executive Officer
and Chairman of the Board

Robert A. DiValerio
Senior Executive Vice President,
Chief Operating Officer
Chief Financial Officer and Secretary

Duff P. O'Connor
Executive Vice President
Loan and Deposit Operations

Stephen R. Selverian
Executive Vice President
Retail Banking

OFFICERS AND MANAGERS

Victoria A. Buckley
Manager, Stanton Office

Shawn S. Burkhardt
Manager, Consumer Lending

Dorothy H. Buzby
Assistant Vice President
Branch Operations Officer

Kimberly A. Cruz
Manager, Newfield Office

Anthony DeCicco
Assistant Vice President
Business Development Officer

Peter H. Dietrich
Vice President
Investment Officer

Joseph Fiorentino, III
Vice President
Mortgage Manager

Angela Goldberg
Assistant Vice President
Business Development Officer

Doris K. Grant
Manager, Human Resources

Emily D. Hewitt
Manager, Penns Grove Office

Elizabeth F. Homan
Assistant Secretary
Administrative Assistant

Tara M. Hornblower-Williams
Manager, Carneys Point Office

William T. Kennan
Vice President/Marketing

Kenneth H. Kline
Manager, Westmont Office

Gloria Y. Kneller
Manager, Gibbstown Office

Barbara A. Lacy
Manager, Pennsauken Office

Brenda K. Mehaffey
Manager, Elmer Office

Thomas N. McDermott
Vice President/Treasurer

Wayne D. Pelura
Assistant Vice President
Business Development Officer

Jack E. Rothkopf
Controller

Carolyn L. Rutkowski
Manager, Wilmington Office

Leah C. Smith
Manager, Pennsville Office

Renee C. Smith
Assistant Controller

Pat J. Storione
Assistant Vice President
Business Development Officer

Roland A. Turmol, Jr.
Vice President
Senior Administration Officer

Kathleen A. Warwick
Assistant Vice President
Data Processing Manager

Lorraine A. Williams
Assistant Vice President
Compliance/Security Officer